Report To Shareholders For The Third Quarter, 2006
www.cibc.com
Report of the President and Chief Executive Officer
August 31, 2006
Third Quarter Highlights
CIBC announced net income of $662 million for the third quarter ended July 31, 2006 compared with a net loss of $1,907 million a year ago. Diluted earnings per share (EPS) were $1.86, compared with a diluted loss per share of $5.77 a year ago.
     Diluted EPS of $1.86 for the third quarter of 2006 were increased by:
•	$ 50 million (net) after-tax of significant tax-related adjustments ($0.14 per share)

•	$ 13 million ($8 million after-tax, or $0.03 per share) due to the impact of changes in credit spreads on the mark to market of our corporate loan credit derivatives under the Canadian Institute of Chartered Accountants’ (CICA) Accounting Guideline 13 (AcG-13)
     The diluted loss per share of $5.77 for the third quarter of 2005 included a $2.83 billion ($2.53 billion after-tax, or $7.45 per share) Enron-related litigation provision.
     CIBC’s net income and diluted EPS for the third quarter of 2006 were up from $585 million and $1.63, respectively, for the prior quarter, which included several items of note aggregating to earnings of $0.10 per share.
     Return on equity was 27.2% for the third quarter of 2006, up from 25.7% for the prior quarter.
Update on business priorities
     CIBC’s third quarter results reflect a strong quarterly performance and continued progress on our priorities.
Maintaining and enhancing business strength
     CIBC Retail Markets reported revenue of $2,042 million, compared with $1,964 million for the prior quarter and $2,021 million for the same period last year.
     Net income for the third quarter was $487 million, up $83 million or 21% from a year ago on higher revenue and lower expenses, loan losses and taxes.
     While the domestic environment remains competitive, our retail businesses continue to perform well overall and remain strongly positioned in the market.
     Volume growth remains solid and reasonably consistent across most of our core retail businesses. In cards, our sequential quarter growth rate in loans administered of 3.6% was the highest in recent years.
     Growth in balances has been offset by the impact of competitive pricing, the continued shift in customer preference from variable to fixed rate mortgages, and CIBC’s focus on secured lending.
     Our primary challenge has been in the area of retail credit, where we have taken steps to increase new origination of secured loans to improve the overall asset quality of our portfolio.
     During the quarter, we continued to shift the mix of our personal loan portfolio to a higher proportion of secured loans (55% at July 31, 2006 vs. 47% at October 31, 2005).
     We are encouraged by the signs of progress in the unsecured portfolio as we are seeing a shift to higher quality in newly acquired accounts.
     While we remain cautious as older vintages of loans continue to mature, we are confident that the actions we are taking will achieve the desired results over time.
     During the quarter, we introduced new product offers for our retail clients:
•	An Aeroplan bonus offer to encourage deeper client relationships by providing greater incentives for day-to-day banking products.

•	An Interest Plus Savings account from President’s Choice Financial that offers a high interest rate and pays an anniversary bonus rate.
     Client satisfaction remains an important measure of our progress. During the quarter, CIBC Wood Gundy achieved a satisfaction rating of 83% in an independent client opinion survey. This rating is up from 2004 and is the highest among the major Canadian bank-sponsored full service brokerages.
     CIBC World Markets reported revenue of $677 million, compared with $607 million in the prior quarter and $929 million for the same period last year, which included strong merchant banking revenues.
     Investment banking and credit products revenue was up significantly from the prior quarter primarily due to higher levels of M&A activity.
     Merchant banking revenue was up somewhat from the second quarter but down significantly from the same period last year.
CIBC Third Quarter 2006

     CIBC World Markets continues to demonstrate strength and market leadership in Canada.
     During the quarter, we advised on two of the largest income trust deals completed recently in Canada. The business advised Petrofund Energy Trust on its merger with Penn West Energy Trust to create the largest conventional oil and gas royalty trust in North America, and BCE on the creation of Bell Aliant Regional Communications Income Trust, the largest telecommunications trust in Canada.
     In the U.S., we advised Nautic Partners, LLC and Contec LLC on the buyout of Contec LLC by American Capital Strategies, Ltd. Our real estate finance business completed its third large commercial mortgage-backed securities offering this year.
     We continue to support growth in our wholesale business through investment in our core client franchise, particularly in the areas of staffing, credit, product innovation and financial resources.
Improving productivity
     Last year, we set an objective to achieve $250 million of annual cost reductions by the end of 2006.
     During the third quarter, CIBC continued to make progress against its objective. Non-interest expenses were $1,887 million, slightly higher than in the second quarter due mainly to higher compensation from three more days in the third quarter.
     Our expense level remains within range of our fourth quarter target of $1,892 million and we remain confident that we will achieve our objective again in the fourth quarter.
Balance sheet strength and capital usage
     CIBC’s Tier 1 capital ratio at July 31, 2006 was 9.6%, up from 9.2% at the end of the second quarter and well above our target of 8.5%.
     CIBC’s first priority in the area of capital usage is to invest in our core businesses to sustain their strength and market position.
     After funding our internal needs, we will balance other capital deployment opportunities.
     Our current focus is to build our capital in order to fund our acquisition of Barclays Bank PLC’s (Barclays) interest in FirstCaribbean International Bank. During the quarter, we announced the conclusion of a definitive agreement with Barclays with respect to this acquisition and we expect to close the transaction by the end of the calendar year.
Our performance through the first nine months positions CIBC to deliver solid results for 2006. More importantly, our progress against our key priorities is aligned with our objective of consistent, sustainable performance over the longer term.
Making a difference in our communities
     During the third quarter, CIBC sponsored the Charles-Bruneau Tour, a four-day bicycle journey across Quebec to raise funds to assist children in their fight against cancer. $400,000 will be donated to the Centre de cancérologie Charles-Bruneau at the Sainte-Justine Hospital for research and treatment of children with cancer.
     CIBC’s Wood Gundy branch in Calgary was recognized during the quarter with an award from Volunteer Calgary for its long-time participation in Operation Eyesight, a Canadian-based organization dedicated to preventing and curing blindness around the world.
Outlook
     The North American economy appears to have slowed to a more moderate rate of growth, and this is expected to continue over the balance of 2006. Although U.S. short-term interest rates may not rise further, earlier rate increases are moderating U.S. consumer spending and home building, which should result in slower Canadian export growth. Continued strength in commodity prices and further weakening of the U.S. dollar against overseas currencies should keep the Canadian dollar at historically strong levels and allow the Bank of Canada to hold interest rates at current levels through the remainder of 2006.
     The outlook for both CIBC Retail Markets and CIBC World Markets is positive, driven by expectations for moderate growth in the North American economy and continued strength in equity markets.
     We continue to believe the growth rate of lending product volumes is likely to decline as consumers become more conservative in discretionary outlays in the face of higher interest rates and energy costs. Competitive pressures are likely to continue to compress net interest margins.
     Although the credit cycle should remain favourable for the remainder of 2006, the current low level of corporate default rates is likely not sustainable over the longer term.
Gerald T. McCaughey
President and Chief Executive Officer

2	CIBC Third Quarter 2006

Third Quarter Financial Highlights

		As at or for the three months ended			As at or for the nine months ended
		2006	2006	2005	2006	2005
Unaudited		Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31
	Common share information
Per share	- basic earnings (loss)	$1.88	$1.65	$(5.77)	$5.16	$(2.50)
	- diluted earnings (loss)	1.86	1.63	(5.77)	5.11	(2.50)
	- dividends	0.70	0.68	0.68	2.06	1.98
	- book value	27.96	26.61	23.51	27.96	23.51
Share price	- high	83.63	86.00	80.80	86.00	80.80
	- low	73.94	77.95	72.15	72.90	67.95
	- closing	77.25	82.75	80.01	77.25	80.01
	Shares outstanding (thousands)
	- average basic	335,513	335,147	336,486	335,004	341,079
	- average diluted	338,461	338,544	340,125	338,233	344,878
	- end of period	335,332	335,519	333,724	335,332	333,724
	Market capitalization ($ millions)	$25,904	$27,764	$26,701	$25,904	$26,701

	Value measures
	Price to earnings multiple (12 month trailing)	10.7	n/m	n/m	10.7	n/m
	Dividend yield (based on closing share price)	3.6%	3.4%	3.4%	3.6%	3.3%
	Dividend payout ratio	37.3%	41.4%	>100%	40.0%	>100%
	Market value to book value ratio	2.76	3.11	3.40	2.76	3.40

	Financial results ($millions)
	Total revenue	$2,830	$2,766	$3,151	$8,445	$9,050
	Provision for credit losses	152	138	199	456	536
	Non-interest expenses	1,887	1,825	4,850	5,580	8,783
	Net income (loss)	662	585	(1,907)	1,827	(760)

	Financial measures
	Efficiency ratio	66.7%	66.0%	153.9%	66.1%	97.0%
	Efficiency ratio (TEB) (1)	65.3%	65.0%	151.4%	64.9%	95.6%
	Return on equity	27.2%	25.7%	(75.1)%	26.2%	(11.0)%
	Net interest margin	1.53%	1.47%	1.66%	1.53%	1.74%
	Net interest margin on average interest-earning assets	1.77%	1.71%	1.95%	1.78%	2.05%
	Return on average assets	0.90%	0.83%	(2.59)%	0.85%	(0.35)%
	Return on average interest-earning assets	1.04%	0.97%	(3.05)%	0.98%	(0.41)%

On- and off-balance sheet information ($millions)
	Cash, deposits with banks and securities	$93,163	$90,295	$86,738	$93,163	$86,738
	Loans and acceptances	149,224	145,826	147,357	149,224	147,357
	Total assets	294,990	290,721	292,854	294,990	292,854
	Deposits	200,015	193,503	197,143	200,015	197,143
	Common shareholders’ equity	9,377	8,929	7,845	9,377	7,845
	Average assets	291,395	288,428	292,136	288,501	289,426
	Average interest-earning assets	251,607	248,198	248,386	248,360	245,917
	Average common shareholders’ equity	9,167	8,803	10,262	8,818	10,396
	Assets under administration	1,028,000	1,027,900	972,900	1,028,000	972,900

	Balance sheet quality measures
	Common equity to risk-weighted assets	8.0%	7.8%	6.4%	8.0%	6.4%
	Risk-weighted assets ($billions)	$117.0	$115.1	$122.6	$117.0	$122.6
	Tier 1 capital ratio	9.6%	9.2%	7.5%	9.6%	7.5%
	Total capital ratio	14.0%	13.7%	10.5%	14.0%	10.5%

	Other information
	Retail / wholesale ratio(2)	70% / 30%	74% / 26%	74% / 26%	70% / 30%	74% / 26%
	Regular workforce headcount	36,781	36,741	37,273	36,781	37,273

(1)	Taxable equivalent basis (TEB). For additional information, see the “Non-GAAP measures” section.

(2)	Retail includes CIBC Retail Markets and commercial banking (reported as part of CIBC World Markets). Wholesale reflects CIBC World Markets, excluding commercial banking. The ratio represents the amount of capital attributed to the business lines as at the end of the period. For further details, see the “Non-GAAP measures” section.

n/m – not meaningful due to the net loss over the 12 month trailing period.

CIBC Third Quarter 2006	3

Management’s Discussion And Analysis

Management’s discussion and analysis (MD&A) should be read in conjunction with the unaudited interim consolidated financial statements included in this report and with the MD&A contained in our 2005 Annual Accountability Report. The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars. This MD&A is current as of August 31, 2006. Additional information relating to CIBC is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at www.sec.gov. No information on CIBC’s website (www.cibc.com) should be considered incorporated herein by reference. Certain prior period amounts have been reclassified to conform to the presentation adopted in the current period. A glossary of terms used throughout this quarterly report can be found on pages 188 and 189 of our 2005 Annual Accountability Report.
A note about forward-looking statements
From time to time, CIBC makes written or oral forward-looking statements within the meaning of certain securities laws, including in this report, in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission and in other communications. These statements include, but are not limited to, statements we make in the “Update on business priorities”, “Outlook”, “Review of consolidated statement of operations — Income taxes” and “FirstCaribbean International Bank” sections of this report and other statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for 2006 and subsequent periods. Forward-looking statements are typically identified by the words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other similar expressions or future or conditional verbs such as “will,” “should,” “would” and “could.” By their nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include: the possibility that the proposed FirstCaribbean transaction does not close when expected or at all, or that CIBC and Barclays Bank PLC may be required to modify aspects of the proposed transaction to achieve regulatory approval; legislative or regulatory developments in the jurisdictions where CIBC operates, including developments in Canadian laws regulating financial institutions and U.S. regulatory changes affecting foreign companies listed on a U.S. exchange; amendments to, and interpretations of, risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes; changes in tax laws; that our estimate of our sustainable effective tax rate will not be achieved; political conditions and developments; the possible effect on CIBC’s business of international conflicts and the war on terror; acts of God; reliance on third parties to provide components of CIBC’s business infrastructure; the accuracy and completeness of information provided to CIBC by clients and counterparties; intensifying competition from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate fluctuations; currency value fluctuations; general economic conditions worldwide, as well as in Canada, the U.S. and other countries where CIBC has operations; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenue from these channels; changes in client spending and saving habits; and CIBC’s ability to anticipate and manage the risks associated with these factors. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this report or other communications.

4	CIBC Third Quarter 2006

Executive overview

CIBC is a leading North American financial institution with assets of $295.0 billion, market capitalization of $25.9 billion and a Tier 1 capital ratio of 9.6% at July 31, 2006. CIBC provides financial services to retail, small business and corporate and institutional clients.
Financial performance

	As at or for the three months ended			As at or for the nine months ended
	2006	2006	2005	2006	2005
$ millions, except per share amounts	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Total revenue	$2,830	$2,766	$3,151	$8,445	$9,050
Net income (loss)	662	585	(1,907)	1,827	(760)
Earnings (loss) per share - basic	1.88	1.65	(5.77)	5.16	(2.50)
- diluted	1.86	1.63	(5.77)	5.11	(2.50)
Dividends per share	0.70	0.68	0.68	2.06	1.98
Total assets	294,990	290,721	292,854	294,990	292,854
Return on equity	27.2%	25.7%	(75.1)%	26.2%	(11.0)%
Efficiency ratio	66.7%	66.0%	153.9%	66.1%	97.0%
Efficiency ratio (TEB)(1)	65.3%	65.0%	151.4%	64.9%	95.6%
Total shareholder return	(5.8)%	4.4%	8.0%	9.8%	11.2%
Share price	77.25	82.75	80.01	77.25	80.01

Tier 1 capital ratio	9.6%	9.2%	7.5%	9.6%	7.5%
Total capital ratio	14.0%	13.7%	10.5%	14.0%	10.5%

(1)	For additional information, see the “Non-GAAP measures” section.
Economic growth slowed in both the U.S. and Canada in the second calendar quarter of 2006. Canadian employment growth remained on a healthy trend, but home building declined, and the moderation in U.S. demand and a strong Canadian dollar combined to impede real exports. Growth in Canadian consumer credit, while still rising strongly, is decelerating on a year over year basis, while mortgage credit demand is still accelerating. During the fiscal quarter, short-term U.S. rates continued to rise but long-term rates levelled off; Canadian yields reached a plateau as the Bank of Canada suggested that the May 2006 interest rate increase might be the last one required. Equity markets came down from earlier heights as markets weighed the risks from higher U.S. interest rates and slowing economic growth. High resource prices helped the Canadian dollar trade in a slightly stronger range.
     Net income for the quarter was $662 million, compared with a net loss of $1,907 million for the same quarter last year. The prior year quarter included a $2,830 million ($2,533 million after-tax) Enron-related litigation provision. The current quarter’s income was increased by the following items:
•	$72 million of income tax recoveries; and
•	$13 million ($8 million after-tax) due to the impact of changes in credit spreads on the mark to market of our corporate loan credit derivatives under the Canadian Institute of Chartered Accountants’ (CICA) Accounting Guideline 13 (AcG-13).
     The current quarter’s income was reduced by the following items:
•	$22 million ($12 million after-tax) interest expense on U.S. income tax reassessments; and
•	$10 million tax expense related to the Federal budget future tax rate changes.
The current quarter was also affected by lower merchant banking revenue, spread compression in lending products in CIBC Retail Markets and higher performance-related compensation. These factors were partially offset by lower professional fees, lower provision for credit losses and volume growth across most lines of business in CIBC Retail Markets.
     Net income was up $77 million or 13% from the prior quarter, which included the following items:
•	$35 million income tax recovery;
•	$25 million ($16 million after-tax) reversal of the general allowance for credit losses;
•	$14 million ($9 million after-tax) negative impact of changes in credit spreads on the mark to market of our corporate loan credit derivatives under the CICA AcG-13; and
•	$11 million ($7 million after-tax) one-time negative impact of an accounting adjustment for mortgage loan prepayment fees.
The current quarter benefited from higher investment banking and credit products revenue, the impact of three more days in the quarter and volume growth in all lines of

CIBC Third Quarter 2006	5

business in CIBC Retail Markets. These increases were partially offset by lower retail brokerage revenue and spread compression in lending products in CIBC Retail Markets.
     Net income for the nine months ended July 31, 2006 was $1,827 million, compared with a net loss of $760 million for the same period in 2005. The prior period included the following items:
•	$2,830 million ($2,533 million after-tax) Enron- related litigation provision;
•	$85 million gain ($85 million after-tax) on the Republic Bank sale;
•	$115 million gain ($64 million after-tax) on the Juniper sale;
•	$108 million ($55 million after-tax) provision related to hedge funds settlements (allocated equally to CIBC World Markets and CIBC Retail Markets); and
•	$34 million gain ($22 million after-tax) on the sale of shares of ACE Aviation Holdings Inc. (ACE sale).
The current period benefited from lower professional fees and advertising costs, volume growth in all lines of business in CIBC Retail Markets, lower provision for credit losses and higher fee income in mortgages. In addition, the current period included $107 million of income tax recoveries. These factors were partially offset by lower revenue from investment banking and credit products and merchant banking, spread compression in lending products in CIBC Retail Markets and $32 million ($22 million after-tax) of tax-related adjustments noted above.
Summary of segmented results
CIBC Retail Markets
     Net income was up $83 million or 21% from the same quarter last year. Revenue increased with higher treasury revenue allocations and insurance, both included in other. Volume increases across most lines of business were more than offset by spread compression in lending products. The current quarter also benefited from $35 million of income tax recoveries and lower provision for credit losses and non-interest expenses.
     Net income was up $55 million or 13% from the prior quarter, which included the $35 million income tax recovery and the $7 million after-tax mortgage loan prepayment fees adjustment noted above. Revenue increased primarily due to the impact of three more days in the quarter, higher insurance revenue and treasury revenue allocations and volume growth in all lines of business, partially offset by declines in retail brokerage and spread compression in lending products. These factors were partially offset by higher non-interest expenses. The current quarter also benefited from a lower provision for credit losses and $35 million of income tax recoveries.
Net income for the nine months ended July 31, 2006 was up $134 million or 11% from the same period in 2005, which included the gains on the Republic Bank and ACE sales and the hedge funds settlements provision. Revenue decreased with spread compression in lending products partially offset by volume growth in all lines of business, higher treasury revenue allocations, higher fee income in mortgages and higher insurance revenue. The current period benefited from $70 million of income tax recoveries and lower non-interest expenses and provision for credit losses.
CIBC World Markets
Net income was $190 million, compared with a net loss of $2,287 million for the same quarter last year. The prior year quarter included the $2,830 million ($2,533 million after-tax) Enron-related litigation provision. The current quarter was affected by lower merchant banking revenue and the $22 million ($12 million after-tax) interest expense on U.S. income tax reassessments. These factors were partially offset by lower non-interest expenses and $37 million of income tax recoveries.
     Net income was up $80 million or 73% from the prior quarter, primarily due to higher investment banking and credit products revenue and the income tax recoveries noted above, partially offset by lower capital markets revenue.
     Net income for the nine months ended July 31, 2006 was $428 million, compared with a net loss of $1,999 million for the same period in 2005. The prior year period included the Enron-related litigation and hedge funds settlements provisions. Lower investment banking and credit products and merchant banking revenue were partially offset by lower non-interest expenses. The current period also benefited from the income tax recoveries noted above.
Corporate and Other
Net loss was down $9 million or 38% from the same quarter last year, primarily due to lower project costs, partially offset by the $10 million income tax expense related to the Federal budget future tax rate changes.
     Net loss was $15 million, compared with a net income of $43 million for the prior quarter, primarily due to higher unallocated corporate support costs and the tax expense noted above. The prior quarter included the $25 million ($16 million after-tax) reversal of the general allowance for credit losses.
     Net income for the nine months ended July 31, 2006 was up $26 million from the same period in 2005, which included the $115 million ($64 million after-tax) gain on the Juniper sale. The current period benefited from lower unallocated corporate support and project costs, higher revenue in the CIBC Mellon joint ventures and the reversal of the general allowance noted above.
Update on business priorities
CIBC’s current quarter results reflect a strong quarterly performance and continued progress on our priorities.
Maintaining and enhancing business strength
CIBC’s retail businesses performed well overall and remain strongly positioned in the market, despite the continuing competitive domestic environment.

6	CIBC Third Quarter 2006

     CIBC World Markets continued to demonstrate strength and market leadership in Canada. We continue to support growth in our wholesale business through investment in our core client franchise, particularly in the areas of staffing, credit, product innovation and financial resources.
     A detailed discussion on our business performance appears in the business lines section of the MD&A.
Improving productivity
Last year, we set an objective to achieve $250 million of annual cost reductions by the end of 2006.
     During the quarter, CIBC continued to make progress against its objective. Non-interest expenses were $1,887 million, slightly higher than the prior quarter due mainly to higher compensation expense from three more days in the quarter. Our expense level remains within range of our fourth quarter target of $1,892 million.
Balance sheet strength and capital usage
Our focus in the area of balance sheet strength is to maintain a target Tier 1 capital ratio of 8.5%.
     CIBC’s first priority in the area of capital usage is to invest in our core businesses to sustain their strength and market position.
     After funding our internal needs, we will balance other capital deployment opportunities.
     Our current focus is to build our capital in order to fund our acquisition of Barclays Bank PLC’s (Barclays) interest in FirstCaribbean International Bank (FirstCaribbean). During the quarter, we announced the conclusion of a definitive agreement with Barclays with respect to this acquisition and we expect to close the transaction by the end of the calendar year.
Outlook
The North American economy appears to have slowed to a more moderate rate of growth, and this is expected to continue over the balance of 2006. Although U.S. short-term interest rates may not rise further, earlier rate increases are moderating U.S. consumer spending and home building, which should result in slower Canadian export growth. Continued strength in commodity prices and further weakening of the U.S. dollar against overseas currencies should keep the Canadian dollar at historically strong levels and allow the Bank of Canada to hold interest rates at current levels through the remainder of 2006.
     The outlook for both CIBC Retail Markets and CIBC World Markets is positive, driven by expectations for moderate growth in the North American economy and continued strength in equity markets.
     We continue to believe the growth rate of lending product volumes is likely to decline as consumers become more conservative in discretionary outlays in the face of higher interest rates and energy costs. Competitive pressures are likely to continue to compress net interest margins.
     Although the credit cycle should remain favourable for the remainder of 2006, the current low level of corporate default rates is likely not sustainable over the longer term.
How CIBC reports

CIBC has two strategic business lines: CIBC Retail Markets and CIBC World Markets. These business lines reflect the characteristics of our products and services and the clients to which those products or services are delivered.
     These business lines are supported by five functional groups – Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management. The activities of these functional groups are included within Corporate and Other with their revenue, expenses and balance sheet resources generally being allocated to the business lines. Corporate and Other also includes Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures (substantially sold on July 31, 2006), and other income statement and balance sheet items not directly attributable to the business lines.
     During the first quarter of 2006, we merged the Administration and Technology and Operations functional groups and renamed it “Administration, Technology and Operations”. We also moved certain administrative functions from this group into a new “Legal and Regulatory Compliance” functional group.
     To measure and report the results of operations of the two business lines, we use a Manufacturer / Customer Segment / Distributor Management Model. The model uses certain estimates and allocation methodologies in the preparation of segmented financial information. Under this model, internal payments for sales and trailer commissions and distribution service fees are made among the business lines. Periodically, sales and trailer commissions paid to segments for certain products are changed. Prior period financial information has not been reclassified to reflect these commission changes. As well, revenue, expenses and balance sheet resources relating to certain activities are fully allocated to other business lines. Management uses this model to assess the economics of our customer segments, products and delivery channels.
Non-GAAP measures

We use a number of financial measures to assess the performance of our business lines. Some measures are calculated in accordance with GAAP, while other measures do not have a standardized meaning under GAAP, and, accordingly, these measures may not be comparable to similar measures used by other companies. Investors may find these non-GAAP financial measures useful in analyzing financial performance. For a more detailed discussion on our non-GAAP measures, see page 42 of the 2005 Annual Accountability Report.
     The following tables provide a reconciliation of non-GAAP to GAAP measures:

CIBC Third Quarter 2006	7

Retail information

	For the three months ended				For the nine months ended
	2006	2006	2005		2006	2005
$ millions	Jul. 31	Apr. 30	Jul. 31		Jul. 31	Jul. 31

Revenue
CIBC Retail Markets	$2,042	$1,964	$2,021		$6,065	$6,100
Add: commercial banking	112	105	114		328	336

	$2,154	$2,069	$2,135		$6,393	$6,436

Net income
CIBC Retail Markets	$487	$432	$404		$1,357	$1,223
Add: commercial banking	41	23	25	(1)	94	88	(1)

	$528	$455	$429		$1,451	$1,311

(1)	Revised from the third quarter of 2005.
Wholesale information

	For the three months ended			For the nine months ended
	2006	2006	2005	2006	2005
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue
CIBC World Markets	$677	$607	$929	$1,963	$2,420
Less: commercial banking	112	105	114	328	336

	$565	$502	$815	$1,635	$2,084

Net income (loss)
CIBC World Markets	$190	$110	$(2,287)	$428	$(1,999)
Less: commercial banking	41	23	25 (1)	94	88 (1)

	$149	$87	$(2,312)	$334	$(2,087)

(1)	Revised from the third quarter of 2005.
Income taxes
We believe that the adjusted tax rate (TEB) provides a fuller understanding of our effective tax rate, taking into account the items noted. Investors may find this non-GAAP financial measure useful in analyzing financial performance.

2006
$ millions, for the three months ended	Jul. 31

Net income before taxes and non-controlling interests (a)	$791
TEB adjustment (b)	59

Net income before taxes and non-controlling interests (TEB) (c)	$850

Reported income taxes per financial statements (d)	$125
TEB adjustment (b)	59
Income tax recoveries (e)	72
Federal budget future tax rate changes (f)	(10)

Adjusted income taxes (g)	$246

Reported (effective) tax rate (d/a)	15.8%
Adjusted effective tax rate (d+e+f))/a	23.6%
Adjusted effective tax rate (TEB) (g/c)	28.9%

8	CIBC Third Quarter 2006

Statement of operations measures

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Markets	and Other	Total

Jul. 31, 2006	Total revenue	$2,042	$677	$111	$2,830
	Add: adjustment for TEB	—	59	—	59

	Revenue (TEB)	$2,042	$736	$111	$2,889

	Net income (loss)	$487	$190	$(15)	$662
	Less: charge for economic capital	124	62	4	190

	Economic profit (loss)	$363	$128	$(19)	$472

	Efficiency ratio	61.4%	76.5%	n/m	66.7%
	Less: adjustment for impact of TEB	—	6.1	n/m	1.4

	Efficiency ratio (TEB)	61.4%	70.4%	n/m	65.3%

Apr. 30, 2006	Total revenue	$1,964	$607	$195	$2,766
	Add: adjustment for TEB	—	42	—	42

	Revenue (TEB)	$1,964	$649	$195	$2,808

	Net income	$432	$110	$43	$585
	Less: charge for economic capital	120	60	4	184

	Economic profit	$312	$50	$39	$401

	Efficiency ratio	62.4%	83.4%	n/m	66.0%
	Less: adjustment for impact of TEB	—	5.5	n/m	1.0

	Efficiency ratio (TEB)	62.4%	77.9%	n/m	65.0%

Jul. 31, 2005	Total revenue	$2,021	$929	$201	$3,151
	Add: adjustment for TEB	—	52	—	52

	Revenue (TEB)	$2,021	$981	$201	$3,203

	Net income (loss)	$404	$(2,287)	$(24)	$(1,907)
	Less: charge for economic capital	122	61	4	187

	Economic profit (loss)	$282	$(2,348)	$(28)	$(2,094)

	Efficiency ratio	63.3%	368.1%	n/m	153.9%
	Less: adjustment for impact of TEB	—	19.2	n/m	2.5

	Efficiency ratio (TEB)	63.3%	348.9%	n/m	151.4%

$ millions, for the nine months ended

Jul. 31, 2006	Total revenue	$6,065	$1,963	$417	$8,445
	Add: adjustment for TEB	—	147	—	147

	Revenue (TEB)	$6,065	$2,110	$417	$8,592

	Net income	$1,357	$428	$42	$1,827
	Less: charge for economic capital	370	186	13	569

	Economic profit	$987	$242	$29	$1,258

	Efficiency ratio	61.3%	79.3%	n/m	66.1%
	Less: adjustment for impact of TEB	—	5.5	n/m	1.2

	Efficiency ratio (TEB)	61.3%	73.8%	n/m	64.9%

Jul. 31, 2005	Total revenue	$6,100	$2,420	$530	$9,050
	Add: adjustment for TEB	—	141	—	141

	Revenue (TEB)	$6,100	$2,561	$530	$9,191

	Net income (loss)	$1,223	$(1,999)	$16	$(760)
	Less: charge for economic capital	361	189	12	562

	Economic profit (loss)	$862	$(2,188)	$4	$(1,322)

	Efficiency ratio	62.4%	188.3%	n/m	97.0%
	Less: adjustment for impact of TEB	—	10.3	n/m	1.4

	Efficiency ratio (TEB)	62.4%	178.0%	n/m	95.6%

n/m – not meaningful

CIBC Third Quarter 2006	9

Review of results of operations and financial position
Review of consolidated statement of operations

	For the three months ended			For the nine months ended
	2006	2006	2005	2006	2005
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Net interest income	$1,121	$1,036	$1,219	$3,305	$3,765
Non-interest income	1,709	1,730	1,932	5,140	5,285

Total revenue	2,830	2,766	3,151	8,445	9,050
Provision for credit losses	152	138	199	456	536
Non-interest expenses	1,887	1,825	4,850	5,580	8,783

Income (loss) before taxes and non-controlling interests	791	803	(1,898)	2,409	(269)
Income taxes	125	190	(106)	553	353
Non-controlling interests	4	28	115	29	138

Net income (loss)	$662	$585	$(1,907)	$1,827	$(760)

Revenue
Net interest income
Net interest income was down $98 million or 8% from the same quarter last year, primarily due to lower trading-related net interest income, spread compression in mortgages, personal lending and cards and the impact of higher levels of securitized assets in cards. These factors were partially offset by volume growth in cards and favourable deposit spreads.
     Net interest income was up $85 million or 8% from the prior quarter, primarily due to a hedge accounting reclassification adjustment from non-interest income, the impact of three more days in the quarter, volume growth in cards and deposits and higher trading-related net interest income. These factors were partially offset by spread compression in cards, mortgages and personal lending and higher interest expense on U.S. income tax reassessments. The prior quarter included the $11 million one-time negative impact of an accounting adjustment for mortgage loan prepayment fees.
     Net interest income for the nine months ended July 31, 2006 was down $460 million or 12% from the same period in 2005, primarily due to lower trading-related net interest income, the impact of higher levels of securitized assets in cards, spread compression in mortgages, personal lending and cards and lower dividends and interest on investment securities. These factors were partially offset by volume growth in cards, deposits and mortgages, lower charges on hedging associated with mortgages refinanced before maturity, and favourable deposit spreads.
Non-interest income
Non-interest income was down $223 million or 12% from the same quarter last year, primarily due to lower investment securities gains net of write-downs, lower revenue in a consolidated variable interest entity (VIE) and lower equity accounted income. These decreases were partially offset by lower losses associated with corporate loan hedging programs and higher insurance revenue.
     Non-interest income was down $21 million or 1% from the prior quarter, primarily due to the foreign exchange revenue of $47 million on the repatriation of capital and retained earnings from our non-U.S. foreign operations in the prior quarter, the hedge accounting reclassification adjustment noted above and lower revenue in a consolidated VIE. These factors were partially offset by higher investment securities gains net of write-downs, higher insurance revenue and lower losses associated with corporate loan hedging programs.
     Non-interest income for the nine months ended July 31, 2006 was down $145 million or 3% from the same period in 2005, primarily due to the gains on the Juniper, Republic Bank and ACE sales in the prior period, lower investment securities gains net of write-downs, lower underwriting and advisory fees and higher losses associated with corporate loan hedging programs. These factors were partially offset by higher trading and securitization revenue, higher revenue on fee-based asset values and the foreign exchange revenue on the repatriation noted above.
Provision for credit losses
Provision for credit losses was down $47 million or 24% from the same quarter last year, primarily due to reversals in commercial banking, the impact of higher levels of securitized assets in cards and lower agricultural losses.
     Provision for credit losses was up $14 million or 10% from the prior quarter, which included the $25 million reversal of the general allowance. The current quarter benefited from lower losses in personal and small business lending partially offset by lower corporate recoveries.
     Provision for credit losses for the nine months ended July 31, 2006 was down $80 million or 15% from the same period in 2005, primarily due to the impact of higher levels of securitized assets in cards, reversal of the general allowance noted above, lower losses in agricultural lending and higher large corporate recoveries and reversals. These factors were partially offset by higher losses in personal and small business lending.
Non-interest expenses
Non-interest expenses were down $2,963 million or 61% from the same quarter last year, which included the $2,830 million Enron-related litigation provision and the $33 million hedge funds settlements provision. The current quarter benefited from lower professional fees, partially offset by higher performance-related compensation.
     Non-interest expenses were up $62 million or 3% from the prior quarter, primarily due to higher compensation expense from three more days in the quarter.
     Non-interest expenses for the nine months ended July 31, 2006 were down $3,203 million or 36% from the same period in 2005, which included the Enron-related litigation provision noted above and the $108 million hedge funds settlements provision. The current period benefited from lower professional fees, advertising expenses and occupancy costs.

10	CIBC Third Quarter 2006

Income taxes
Income taxes were up $231 million from the same quarter last year, primarily due to the impact of the Enron-related litigation provision and hedge funds settlements in the prior year quarter. The current quarter included $72 million of income tax recoveries, partially offset by the $10 million expense related to the Federal budget future tax rate changes.
     In 2005, CIBC settled its two major Enron-related litigation matters. There continues to be significant uncertainty associated with the ultimate tax benefits to be realized in respect of these settlements. Accordingly we have recognized the expected minimum tax benefits.
     Income taxes were down $65 million or 34% from the prior quarter, primarily due to the items noted above. In the prior quarter, we recognized a $47 million tax expense on the repatriation of capital and retained earnings and benefited from the $35 million income tax recovery.
     Income taxes for the nine months ended July 31, 2006 were up $200 million or 57% from the same period in 2005, primarily due to the reasons noted above.
     CIBC’s effective income tax rate was 15.8% for the quarter, compared with a recovery rate of 5.6% for the same quarter last year and a tax rate of 23.7% for the prior quarter. CIBC’s effective income tax rate for the nine months ended July 31, 2006 was 23.0% compared with (131.2)% for the same period in 2005.
     The adjusted effective tax rate and taxable equivalent rate (TEB) for the quarter ended July 31, 2006 (excluding income tax recoveries of $72 million and the $10 million tax expense relating to the Federal budget future tax rate changes) is 23.6%1 and 28.9%1 respectively. While rates will vary from quarter to quarter, our current estimate is that the sustainable effective tax rate will be in the 21-24% range and the sustainable TEB tax rate will be in the 25-28% range.
     At the end of the quarter, our U.S. future income tax asset was $222 million, net of a $108 million valuation allowance. Accounting standards require a valuation allowance when it is more likely than not that all or a portion of a future income tax asset will not be realized prior to its expiration. For additional details, see page 47 of the 2005 Annual Accountability Report. Although realization is not assured, we believe that, based on all available evidence, it is more likely than not that all of the future income tax asset, net of the valuation allowance, will be realized.
Non-controlling interests
Non-controlling interests were down $111 million or 97% from the same quarter last year and down $109 million or 79% for the nine months ended July 31, 2006 from the same period in 2005, primarily due to lower revenue in a consolidated VIE and deconsolidation of certain VIEs.
     Non-controlling interests were down $24 million or 86% from the prior quarter, primarily due to lower revenue in a consolidated VIE.

(1)	For additional information, see the “Non-GAAP measures” section.
Review of consolidated balance sheet
CONDENSED CONSOLIDATED BALANCE SHEET

	2006	2005
$ millions, as at	Jul. 31	Oct. 31

Assets
Cash and deposits with banks	$11,529	$11,852
Securities	81,634	67,764
Securities borrowed or purchased under resale agreements	21,640	18,514
Loans	142,140	141,783
Derivative instruments market valuation	17,397	20,309
Other assets	20,650	20,148

Total assets	$294,990	$280,370

Liabilities and shareholders’ equity
Deposits	$200,015	$192,734
Derivative instruments market valuation	17,245	20,128
Obligations related to securities lent or sold short or under repurchase agreements	39,028	29,208
Other liabilities and acceptances	20,481	21,121
Subordinated indebtedness	5,850	5,102
Preferred share liabilities	600	600
Non-controlling interests	13	746
Shareholders’ equity	11,758	10,731

Total liabilities and shareholders’ equity	$294,990	$280,370

Assets
Total assets as at July 31, 2006 were $295.0 billion, up $14.6 billion or 5% from October 31, 2005.
     Trading securities increased $6.8 billion due to normal client-driven activity and investment securities were up $7.1 billion due to normal treasury activities.
     The increase in securities borrowed or purchased under resale agreements is primarily due to normal client-driven business activity.
     Loans were comparable to year-end as increases in residential mortgages and credit card loans due to volume growth (net of securitizations) were largely offset by decreases in business and government loans.
     Derivative instruments market valuation decreased primarily due to the impact of the increasing interest rate environment and the weaker U.S. dollar.
Liabilities
Total liabilities as at July 31, 2006 were $283.2 billion, up $13.6 billion or 5% from October 31, 2005.
     The increase in deposits reflects both retail client-driven activity as well as normal treasury funding activity.
     Derivative instruments market valuation decreased primarily due to the impact of the increasing interest rate environment and the weaker U.S. dollar.
     The increase in obligations related to securities lent or sold short or under repurchase agreements represents normal trading activities and treasury funding requirements.
     Other liabilities and acceptances decreased primarily due to payments related to the settlement of Enron-related

CIBC Third Quarter 2006	11

litigation matters offset by an increase in client-driven bankers acceptances.
     Non-controlling interests decreased primarily due to the deconsolidation of certain VIEs. During the current quarter, a VIE was deconsolidated as of July 31, 2006.
Shareholders’ equity
Shareholders’ equity as at July 31, 2006 was $11.8 billion, up $1.0 billion or 10% from October 31, 2005, primarily due to the increase in retained earnings.
Contingent liabilities
CIBC is a party to a number of legal proceedings, including regulatory investigations, in the ordinary course of its business. While there exists an inherent difficulty in predicting the outcome of any such matters, based on current knowledge and consultation with legal counsel, we do not expect that the outcome of any of these matters, individually or in aggregate, would have a material adverse effect on our consolidated financial position. However, the outcome of any such matters, individually or in aggregate, may be material to our operating results for a particular period.
FirstCaribbean International Bank
On June 29, 2006, we announced the signing of a definitive agreement with Barclays Bank PLC (Barclays) for the acquisition of 90% to 100% of its ownership interest in FirstCaribbean. Barclays currently owns 43.7% of FirstCaribbean. The transaction, which is conditional upon regulatory approvals, is expected to close by the end of calendar year 2006. Pursuant to the definitive agreement, we will initially acquire 90% of Barclays’ interest in FirstCaribbean for US$1.62 per FirstCaribbean common share. Promptly thereafter, we are required to initiate a tender offer for Barclays’ remaining interest and the 12.6% interest held by minority shareholders at the same price. We will also pay an additional sum to Barclays, as well as the other shareholders who tender their shares to this offer, to reflect dividends in respect of their period of ownership prior to closing.
     If we acquire 100% of the Barclays’ stake and none of the other minority shareholders tenders their shares, the total consideration will be approximately US$1.08 billion and, upon completion of the transaction, we will own approximately 87.4% of the common shares of FirstCaribbean. Under the definitive agreement, we have the option of paying for the FirstCaribbean common shares in cash, CIBC common shares, or a combination of cash and CIBC common shares, the relative proportions of which we will determine before the completion of the transaction.
     We currently own 43.7% of FirstCaribbean, which we account for under the equity method of accounting. The results of FirstCaribbean will be consolidated in our financial statements from the closing date of the transaction.
INTRIA Items Inc.
On November 1, 2005, we purchased the non-controlling interest in INTRIA Items Inc. held by Fiserv Solutions of Canada Inc. INTRIA Items Inc. is now a wholly-owned subsidiary, reported within Corporate and Other.
     The purchase does not have a significant impact on our ongoing results of operations.
Summary of quarterly financial information

	2006			2005				2004
$ millions, except per share amounts,
for the three months ended	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31

Revenue
CIBC Retail Markets	$2,042	$1,964	$2,059	$2,060	$2,021	$1,971	$2,108	$1,939
CIBC World Markets	677	607	679	964	929	742	749	791
Corporate and Other	111	195	111	399	201	107	222	171

Total revenue	2,830	2,766	2,849	3,423	3,151	2,820	3,079	2,901
Provision for credit losses	152	138	166	170	199	159	178	175
Non-interest expenses	1,887	1,825	1,868	2,057	4,850	2,032	1,901	2,266

Income (loss) before taxes and non-controlling interests	791	803	815	1,196	(1,898)	629	1,000	460
Income taxes	125	190	238	436	(106)	176	283	46
Non-controlling interests	4	28	(3)	32	115	13	10	12

Net income (loss)	$662	$585	$580	$728	$(1,907)	$440	$707	$402

Per share
— basic earnings (loss)	$1.88	$1.65	$1.64	$2.08	$(5.77)	$1.21	$1.96	$1.08
— diluted earnings (loss)(1)	$1.86	$1.63	$1.62	$2.06	$(5.77)	$1.20	$1.94	$1.06

(1)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.

12	CIBC Third Quarter 2006

Our quarterly results are modestly affected by seasonal factors. The first quarter is normally characterized by increased credit card purchases over the holiday period. The second quarter has fewer days as compared with the other quarters, generally leading to lower earnings. The summer months (July – third quarter and August – fourth quarter) have typically experienced lower levels of capital markets activity, which affects our brokerage, investment management and wholesale activities.
Revenue
CIBC Retail Markets’ revenue has been reduced in recent quarters as a result of the impact of higher levels of cards securitization and declining spreads in the mortgage and personal lending businesses. Retail brokerage revenue declined during the current quarter, primarily due to lower new issue volumes in the market, partially offset by growth in fee-based and managed assets. Revenue was lower in the second quarters of 2006 and 2005 primarily due to three fewer days. Revenue was particularly high in the first quarter of 2005 as it included the gains on the Republic Bank and ACE sales.
     CIBC World Markets’ revenue is influenced to a large extent by capital markets conditions and the opportunity for merchant banking divestitures. Increased investment banking and credit products volume led to higher revenue in the current quarter. Increased merchant banking gains net of write-downs contributed to higher revenue in the third and fourth quarters of 2005.
     Corporate and Other revenue is affected by the impact of significant items not included in the other business lines. Revenue was higher in the first quarter of 2005 due to the gain on the Juniper sale and in the third quarter of 2005 due to higher revenue in a consolidated VIE. Foreign exchange revenue on the repatriation of capital and retained earnings from our foreign operations led to an increase in revenue in the second quarter of 2006 and fourth quarter of 2005. Revenue in the current quarter is lower due to lower revenue in a consolidated VIE.
Provision for credit losses
The provision for credit losses is dependent upon the credit cycle in general and on the credit performance of the loan portfolio. Retail lending provisions have declined over the period. Provisions in cards declined due to higher levels of securitizations and in agriculture due to lower losses. Provisions in unsecured personal and small business lending remained essentially flat. The level of recoveries and reversals in the large corporate lending portfolio is not expected to continue. Reversals of the general allowance were included in the second quarter of 2006 and fourth quarters of 2005 and 2004. The fourth quarter of 2004 also included a reversal of the specific allowance for the student loans portfolio.
Non-interest expenses
Non-interest expenses have declined in recent quarters as a result of our productivity initiative. The third quarter of 2005 and the fourth quarter of 2004 included Enron-related litigation provisions. The second and third quarters of 2005 included the provision for hedge funds settlements. The fourth quarter of 2005 included higher severance costs. Project expenses were lower in 2006.
Income taxes
Income taxes vary with changes in taxable income and can also be affected by the impact of significant items. Income taxes were down in the current quarter, prior quarter and the fourth quarter of 2004 due to recoveries related to the resolution of various income tax audit issues and contingencies. The income tax benefit in the third quarter of 2005 was due to the loss for the quarter. The increase in the fourth quarter of 2005 was due primarily to the income tax expense on the repatriation of capital and retained earnings from our foreign operations.
Non-controlling interests
Beginning in the first quarter of 2005, non-controlling interests include consolidation of VIEs. Non-controlling interests were higher in the third quarter of 2005 due to higher revenue in consolidated VIEs. Non-controlling interests were lower in the first quarter of 2006, due to lower revenue in consolidated VIEs and the acquisition of the remaining non-controlling interest in INTRIA Items Inc.

CIBC Third Quarter 2006	13

CIBC Retail Markets

CIBC Retail Markets provides a full range of financial products and services to individual and small business clients primarily in Canada. We serve clients through a variety of distribution channels including our branch network, telephone banking, online banking, full-service and self-directed brokerage and ABMs, as well as President’s Choice Financial, a co-venture with Loblaw Companies Limited. We also provide investment management services to retail and institutional clients through our asset management business.
Results

	For the three months ended			For the nine months ended
	2006	2006	2005	2006	2005
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue
Personal and small business banking	$533	$490	$647	$1,533	$1,874
Imperial Service	241	227	246	697	705
Retail brokerage	270	313	270	875	835
Cards	340	337	368	1,024	1,083
Mortgages and personal lending	359	357	252	1,129	779
Asset management	91	93	95	276	286
Other	208	147	143	531	538

Total revenue	2,042	1,964	2,021	6,065	6,100
Provision for credit losses	159	180	185	519	548
Non-interest expenses	1,255	1,226	1,279	3,717	3,806

Income before taxes	628	558	557	1,829	1,746
Income taxes	141	126	153	472	523

Net income	$487	$432	$404	$1,357	$1,223

Efficiency ratio	61.4%	62.4%	63.3%	61.3%	62.4%
ROE(1)(2)	51.4%	47.0%	43.2%	48.1%	42.5%
Economic profit(1)(2)	$363	$312	$282	$987	$862

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net income was up $83 million or 21% from the same quarter last year. Revenue increased with higher treasury revenue allocations and insurance, both included in other. Volume increases across most lines of business were more than offset by spread compression in lending products. The current quarter also benefited from $35 million of income tax recoveries and lower provision for credit losses and non-interest expenses.
     Net income was up $55 million or 13% from the prior quarter, which included the $35 million income tax recovery and the $11 million ($7 million after-tax) onetime negative impact of an accounting adjustment for mortgage loan prepayment fees. Revenue increased primarily due to the impact of three more days in the quarter, higher insurance revenue and treasury revenue allocations and volume growth in all lines of business, partially offset by declines in retail brokerage and spread compression in lending products. These factors were partially offset by higher non-interest expenses. The current quarter also benefited from a lower provision for credit losses and $35 million of income tax recoveries.
     Net income for the nine months ended July 31, 2006 was up $134 million or 11% from the same period in 2005, which included the following items:
•	$85 million ($85 million after-tax) gain on the Republic Bank sale;

•	$54 million ($27 million after-tax) provision related to the hedge funds settlements;

•	$34 million ($22 million after-tax) gain on the ACE sale.
Revenue decreased with spread compression in lending products partially offset by volume growth in all lines of business, higher treasury revenue allocations, higher fee income in mortgages and higher insurance revenue. The current period benefited from $70 million of income tax recoveries and lower non-interest expenses and provision for credit losses.
Revenue
Revenue was up $21 million or 1% from the same quarter last year.
     Personal and small business banking revenue was down $114 million, primarily due to lower internal sales commissions received from mortgages and personal lending, largely as a result of reductions in internal commission rates, partially offset by favourable deposit spreads and volume growth.
     Retail brokerage revenue was comparable to the same quarter last year, as increases in fee-based revenue were offset by lower new issue and trading activity.
     Cards revenue was down $28 million, primarily due to the impact of higher levels of securitized assets and spread compression, partially offset by volume growth.
     Mortgages and personal lending revenue was up $107 million, primarily due to lower internal sales commissions paid to personal and small business banking and Imperial Service, partially offset by spread compression.
     Other revenue was up $65 million, primarily due to higher treasury revenue allocations, insurance and President’s Choice Financial revenue.
Revenue was up $78 million or 4% from the prior quarter.
     Personal and small business banking revenue was up $43 million, primarily due to the impact of three more days, higher internal sales commissions received, deposit volume growth and favourable spreads.
     Imperial Service revenue was up $14 million, primarily due to higher internal sales commissions received, the impact of three more days and favourable deposit spreads.
     Retail brokerage revenue was down $43 million, primarily due to lower trading and new issue activity.
     Cards revenue was up $3 million, as volume growth and higher fee income were largely offset by spread compression.
     Mortgages and personal lending revenue was comparable to the prior quarter, as increases in fee income

14	CIBC Third Quarter 2006

and the impact of three more days were largely offset by spread compression and higher internal sales commissions paid.
     Other revenue was up $61 million, primarily due to higher revenue from insurance, treasury revenue allocations and President’s Choice Financial.
Revenue for the nine months ended July 31, 2006 was down $35 million or 1% from the same period in 2005.
     Personal and small business banking revenue was down $341 million, primarily due to lower internal sales commissions received, as noted above, partially offset by deposit volume growth and favourable spreads.
     Imperial Service revenue was down $8 million, primarily due to lower internal sales commissions received, as noted above, partially offset by higher revenue from investment product sales and favourable deposit spreads.
     Retail brokerage revenue was up $40 million, primarily due to higher fee-based revenue and increased trading activity, partially offset by lower new issue activity.
     Cards revenue was down $59 million from the same period in 2005, which included the $34 million gain on the ACE sale. The impact of higher levels of securitized assets was partially offset by volume growth.
     Mortgages and personal lending revenue was up $350 million, primarily due to lower internal sales commissions paid, as noted above, higher securitization revenue and lower charges on hedging associated with mortgages refinanced before maturity net of prepayment cash penalties received, partially offset by spread compression.
     Other revenue was down $7 million from the same period in 2005, which included the $85 million gain on the Republic Bank sale. The current period benefited from higher treasury revenue allocations and insurance revenue.
Provision for credit losses
Provision for credit losses was down $26 million or 14% from the same quarter last year, primarily due to the impact of higher levels of securitized assets in cards and lower agricultural losses.
     Provision for credit losses was down $21 million or 12% from the prior quarter, primarily due to improvements in personal and small business lending.
     Provision for credit losses for the nine months ended July 31, 2006 was down $29 million or 5% from the same period in 2005, primarily due to the impact of higher levels of securitized assets in cards and lower losses in agricultural lending, partially offset by higher losses in personal and small business lending.
Non-interest expenses
Non-interest expenses were down $24 million or 2% from the same quarter last year, primarily due to higher litigation accruals included in the prior year quarter (including a $17 million hedge funds settlements provision). Insurance-related expenses were higher during the current quarter.
     Non-interest expenses were up $29 million or 2% from the prior quarter, primarily due to higher compensation expense largely due to three more days in the quarter. In addition, litigation accruals and insurance-related expenses were higher. These increases were partially offset by lower performance-related compensation.
     Non-interest expenses for the nine months ended July 31, 2006 were down $89 million or 2% from the same period in 2005, primarily due to higher litigation accruals included in the prior year period (including the $54 million hedge funds settlements provision) and lower advertising expenses.
     The regular workforce headcount totalled 23,197 at the end of the quarter, down 920 from the same quarter last year, primarily due to the realignment of staff to Administration, Technology and Operations and staff reduction programs. The regular workforce headcount was up 89 from the prior quarter, primarily due to an increase in customer-facing staff and the realignment of staff.
Income taxes
Income taxes were down $12 million or 8% from the same quarter last year, which included a $20 million reduction in income tax expense related to the hedge funds settlements. The current quarter benefited from the income tax recoveries noted above.
     Income taxes were up $15 million or 12% from the prior quarter, primarily due to higher income.
     Income taxes for the nine months ended July 31, 2006 were down $51 million or 10% from the same period in 2005, primarily due to the income tax recoveries noted above, partially offset by higher income.

CIBC Third Quarter 2006	15

CIBC World Markets

CIBC World Markets is the wholesale banking arm of CIBC, providing a range of integrated credit and capital markets products, investment banking, and merchant banking to clients in key financial markets in North America and around the world. We deliver innovative full capital solutions to growth-oriented companies and are active in major global capital markets. We offer advisory expertise across a wide range of industries and provide top-ranked research for our corporate, government and institutional investor clients.
Results

	For the three months ended			For the nine months ended
	2006	2006	2005	2006	2005
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Revenue (TEB)(1)(2)
Capital markets	$325	$354	$359	$1,050	$1,044
Investment banking and credit products	231	133	251	614	835
Commercial banking	112	105	114	328	336
Merchant banking	90	69	239	171	323
Other	(22)	(12)	18	(53)	23

Total revenue (TEB)(1)(2)	736	649	981	2,110	2,561
TEB adjustment	59	42	52	147	141

Total revenue	677	607	929	1,963	2,420
(Recovery of) provision for credit losses	(7)	(16)	13	(38)	(13)
Non-interest expenses	518	505	3,423	1,556	4,559

Income (loss) before taxes and non-controlling interests	166	118	(2,507)	445	(2,126)
Income taxes	(25)	7	(260)	14	(192)
Non-controlling interests	1	1	40	3	65

Net income (loss)	$190	$110	$(2,287)	$428	$(1,999)

Efficiency ratio	76.5%	83.4%	368.1%	79.3%	188.3%
Efficiency ratio (TEB)(1)(2)	70.4%	77.9%	348.9%	73.8%	178.0%
ROE(1)(2)	39.1%	23.5%	(499.3)%	29.5%	(140.5)%
Economic profit (loss)(1)(2)	$128	$50	$(2,348)	$242	$(2,188)

(1)	For additional information, see the “Non-GAAP measures” section.

(2)	For additional segmented information, see the notes to the interim consolidated financial statements.
Financial overview
Net income was $190 million, compared with a net loss of $2,287 million for the same quarter last year. The prior year quarter included the $2,830 million ($2,533 million after-tax) Enron-related litigation provision. The current quarter was affected by lower merchant banking revenue and the $22 million ($12 million after-tax) interest expense on U.S. income tax reassessments. These factors were partially offset by lower non-interest expenses and $37 million of income tax recoveries.
     Net income was up $80 million or 73% from the prior quarter, primarily due to higher investment banking and credit products revenue and the income tax recoveries noted above, partially offset by lower capital markets revenue.
     Net income for the nine months ended July 31, 2006 was $428 million, compared with a net loss of $1,999 million for the same period in 2005. The prior year period included the Enron-related litigation and hedge funds settlements provisions. Lower investment banking and credit products and merchant banking revenue were partially offset by lower non-interest expenses. The current period also benefited from the income tax recoveries noted above.
Revenue
Revenue was down $252 million or 27% from the same quarter last year.
     Capital markets revenue was down $34 million, primarily due to lower revenue in equity and commodity structured products and debt capital markets.
     Investment banking and credit products revenue was down $20 million, primarily due to gains on sales of assets in our non-core and discontinued businesses in the prior year quarter and lower revenue in European investment banking, partially offset by lower losses associated with corporate loan hedging programs.
     Merchant banking revenue was down $149 million, primarily due to lower dividends and interest, lower gains net of write-downs and the deconsolidation of a VIE in the second quarter of 2006.
     Other revenue was down $40 million, primarily due to a gain on the sale of an investment in the prior year quarter and higher interest expense on U.S. income tax reassessments.
Revenue was up $70 million or 12% from the prior quarter.
     Capital markets revenue was down $29 million, primarily due to lower revenue in Canadian and U.S. equities, partially offset by higher revenue in equity and commodity structured products.
     Investment banking and credit products revenue was up $98 million, primarily due to higher revenue in Canadian and U.S. investment banking and lower losses associated with our corporate loan hedging programs.
     Merchant banking revenue was up $21 million, primarily due to higher gains net of write-downs.
     Other revenue was down $10 million, primarily due to higher interest expense on U.S. income tax reassessments, partially offset by higher treasury revenue allocations.
Revenue for the nine months ended July 31, 2006 was down $457 million or 19% from the same period in 2005.
     Investment banking and credit products revenue was down $221 million, primarily due to gains on sales of assets in our non-core and discontinued businesses in the prior year period and lower revenue in U.S. and European investment banking and U.S. real estate finance. In addition, losses associated with our corporate loan hedging programs were higher during the period.
     Merchant banking revenue was down $152 million, primarily due to lower dividends and interest and the deconsolidation of a VIE.
     Other revenue was down $76 million, primarily due to a gain on the sale of an investment in the prior year quarter, higher interest expense on U.S. income tax reassessments and lower treasury revenue allocations.

16	CIBC Third Quarter 2006

(Recovery of) provision for credit losses
Recovery of credit losses was $7 million, compared with a provision for credit losses of $13 million for the same quarter last year, primarily due to reversals in commercial banking.
     Recovery of credit losses was down $9 million or 56% from the prior quarter, primarily due to lower corporate recoveries.
     Recovery of credit losses for the nine months ended July 31, 2006 was up $25 million from the same period in 2005, primarily due to higher recoveries and reversals.
Non-interest expenses
Non-interest expenses were down $2,905 million or 85% from the same quarter last year, which included the $2,830 million Enron-related litigation provision. Lower other litigation expenses and corporate support costs were partially offset by higher performance-related compensation.
     Non-interest expenses were up $13 million or 3% from the prior quarter, primarily due to higher performance-related compensation, partially offset by reduced litigation expenses.
     Non-interest expenses for the nine months ended July 31, 2006 were down $3,003 million or 66% from the same period in 2005, which included the Enron-related litigation and hedge funds settlements provisions. The current period benefited from lower corporate support, occupancy and project costs.
     The regular workforce headcount totalled 2,252 at the end of the quarter, down 59 from the same quarter last year, primarily due to reductions in U.S. investment banking. The regular workforce headcount was up 30 from the prior quarter.
Income taxes
CIBC World Markets conducts business in a number of tax jurisdictions that are subject to varying rates of tax. As such, the aggregate tax expense recognized in each period is determined, in part, by the relative proportion of earnings generated in each tax jurisdiction.
     Income taxes were up $235 million from the same quarter last year, which included the impact of the Enron-related litigation provision. The current quarter also benefited from $37 million of income tax recoveries noted above.
     Income taxes were down $32 million from the prior quarter, primarily due to the income tax recoveries noted above.
     Income taxes for the nine months ended July 31, 2006 were up $206 million from the same period in 2005, which included the impact of the Enron-related litigation and hedge funds settlements provisions. The current period also benefited from the income tax recoveries noted above.
Non-controlling interests
Non-controlling interests were down $39 million or 98% from the same quarter last year, primarily due to the deconsolidation of certain VIEs.
     Non-controlling interests for the nine months ended July 31, 2006 were down $62 million or 95% from the same period in 2005, primarily due to the deconsolidation of certain VIEs.

CIBC Third Quarter 2006	17

Corporate and Other

Corporate and Other comprises the five functional groups – Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management – that support CIBC’s business lines, as well as Juniper Financial Corp. (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures (substantially sold on July 31, 2006), and other income statement and balance sheet items not directly attributable to the business lines. The revenue and expenses of the functional groups are generally allocated to the business lines.
Results

	For the three months ended			For the nine months ended
	2006	2006	2005	2006	2005
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Total revenue	$111	$195	$201	$417	$530
(Recovery of) provision for credit losses	—	(26)	1	(25)	1
Non-interest expenses	114	94	148	307	418

(Loss) income before taxes and non-controlling interests	(3)	127	52	135	111
Income taxes	9	57	1	67	22
Non-controlling interests	3	27	75	26	73

Net (loss) income	$(15)	$43	$(24)	$42	$16

Financial overview
Net loss was down $9 million or 38% from the same quarter last year, primarily due to lower project costs, partially offset by the $10 million income tax expense related to the Federal budget future tax rate changes.
     Net loss was $15 million, compared with a net income of $43 million for the prior quarter, primarily due to higher unallocated corporate support costs and the tax expense noted above. The prior quarter included the $25 million ($16 million after-tax) reversal of the general allowance for credit losses.
     Net income for the nine months ended July 31, 2006 was up $26 million from the same period in 2005, which included the $115 million ($64 million after-tax) gain on the Juniper sale. The current period benefited from lower unallocated corporate support and project costs, higher revenue in the CIBC Mellon joint ventures and the reversal of the general allowance noted above.
Revenue
Revenue was down $90 million or 45% from the same quarter last year, primarily due to lower revenue in a consolidated VIE and lower revenue related to the hedging of stock appreciation rights (SARs), partially offset by higher revenue in the CIBC Mellon joint ventures.
     Revenue was down $84 million or 43% from the prior quarter, which included $47 million of foreign exchange revenue on the repatriation of capital and retained earnings from our non-U.S. foreign operations. Revenue in a consolidated VIE and SARs hedge revenue were lower in the quarter.
     Revenue for the nine months ended July 31, 2006 was down $113 million or 21% from the same period in 2005, which included the gain on the Juniper sale. The current period benefited from the foreign exchange revenue on the repatriation noted above and higher revenue in the CIBC Mellon joint ventures, partially offset by lower revenue in a consolidated VIE.
(Recovery of) provision for credit losses
Recovery of credit losses was down $26 million from the prior quarter, which included the $25 million reversal of the general allowance.
     Recovery of credit losses for the nine months ended July 31, 2006 was $25 million, compared with a provision for credit losses of $1 million for the same period in 2005, primarily due to the reversal noted above.
Non-interest expenses
Non-interest expenses were down $34 million or 23% from the same quarter last year, primarily due to lower project costs and expenses related to SARs, partially offset by higher unallocated corporate support costs.
     Non-interest expenses were up $20 million or 21% from the prior quarter, primarily due to higher unallocated support costs, partially offset by lower expenses related to SARs.
     Non-interest expenses for the nine months ended July 31, 2006 were down $111 million or 27% from the same period in 2005, primarily due to lower unallocated corporate support and project costs.
     The regular workforce headcount totalled 11,332 at the end of the quarter, up 487 from the same quarter last year, primarily due to the centralization of certain back office functions. The regular workforce headcount was down 79 from the prior quarter, primarily due to reductions in back office functions and the transfer of staff to business groups.
Income taxes
Income taxes were up $8 million from the same quarter last year, primarily due to a $10 million expense related to the Federal budget future tax rate changes.
     Income taxes were down $48 million from the prior quarter, which included $47 million of income tax expense on the repatriation noted above.
     Income taxes for the nine months ended July 31, 2006 were up $45 million from the same period in 2005, primarily due to the income tax expense on the repatriation noted above.
Non-controlling interests
Non-controlling interests were down $72 million from the same quarter last year, down $24 million from the prior quarter and down $47 million for the nine months ended July 31, 2006 from the same period in 2005, primarily due to lower revenue in a consolidated VIE. This VIE was deconsolidated as of July 31, 2006.

18	CIBC Third Quarter 2006

Management of risk

Our approach to the management of risk and capital resources has not changed significantly from that described on pages 63 to 80 of the 2005 Annual Accountability Report.
Management of credit risk

CREDIT QUALITY PERFORMANCE

	2006	2005
$ millions, as at	Jul. 31	Oct. 31

Gross impaired loans
Consumer	$388	$433
Business and government	359	516

Total gross impaired loans	$747	$949

Allowance for credit losses
Consumer	$373	$381
Business and government	259	282

Specific allowance	632	663
General allowance	950	975

Total allowance for credit losses	$1,582	$1,638

Gross impaired loans were down $202 million or 21% from October 31, 2005. Consumer gross impaired loans were down $45 million or 10%. Business and government gross impaired loans were down $157 million or 30%. Three sectors in particular contributed to the decrease: financial institutions $32 million; service and retail industries $46 million; and agriculture $60 million. During the nine months ended July 31, 2006, gross impaired loans decreased $128 million in Canada, $44 million in the U.S. and $30 million in other countries.
     Allowance for credit losses was down $56 million or 3% from October 31, 2005. Specific allowance was down $31 million or 5% from year-end. General allowance totalled $950 million, a reduction of $25 million from year-end.
     For details on the provision for credit losses, see “Review of consolidated statement of operations” section.
Management of market risk
The following table shows Value-at-Risk (VaR) by risk-type for CIBC’s trading activities. Total average risk was up from the same quarter last year primarily due to higher interest rate, credit spread and commodity risk, partially offset by lower equity risk. Total average risk was up from the prior quarter primarily due to higher interest rate risk, partially offset by lower equity risk. Total average risk for the nine months ended July 31, 2006 was up from the same period in 2005, primarily due to higher interest rate, credit spread and commodity risk. Trading revenue (TEB)1 was positive for 72% of the days in the quarter and trading losses did not exceed VaR for any day.
VaR BY RISK TYPE - TRADING PORTFOLIO

	July 31, 2006						April 30, 2006						July 31, 2005
$ millions, as at or for
the three months ended	As at	Average	High		Low		As at	Average	High		Low		As at	Average	High		Low

Interest rate risk	$7.1	$7.3	$11.0		$5.4		$6.1	$6.3	$8.3		$3.2		$4.9	$4.9	$7.4		$2.8
Credit spread risk	5.5	5.3	6.4		4.6		4.8	5.0	5.7		4.2		3.4	3.0	3.6		2.7
Equity risk	4.6	6.1	8.0		4.5		6.5	6.4	8.5		5.4		7.0	6.4	7.5		5.5
Foreign exchange risk	0.4	0.3	0.5		0.1		0.5	0.2	0.6		0.1		0.3	0.3	1.3		0.1
Commodity risk	2.2	1.9	2.7		1.4		2.1	1.7	2.8		1.3		1.4	1.3	2.1		0.8
Diversification effect(1)	(10.4)	(10.6)	n/m	(2)	n/m	(2)	(10.2)	(10.0)	n/m	(2)	n/m	(2)	(8.3)	(7.5)	n/m	(2)	n/m	(2)

Total risk	$9.4	$10.3	$12.9		$8.6		$9.8	$9.6	$11.4		$8.0		$8.7	$8.4	$9.5		$7.3

VaR BY RISK TYPE - TRADING PORTFOLIO

	July 31, 2006						July 31, 2005
$ millions, as at or for
the nine months ended	As at	Average	High		Low		As at	Average	High		Low

Interest rate risk	$7.1	$5.8	$11.0		$2.6		$4.9	$4.5	$7.4		$2.8
Credit spread risk	5.5	4.9	6.5		3.4		3.4	2.8	4.0		2.0
Equity risk	4.6	6.1	8.5		4.5		7.0	5.9	7.5		4.2
Foreign exchange risk	0.4	0.3	0.9		0.1		0.3	0.3	1.3		0.1
Commodity risk	2.2	1.7	2.8		0.8		1.4	1.2	2.2		0.8
Diversification effect(1)	(10.4)	(9.4)	n/m	(2)	n/m	(2)	(8.3)	(6.7)	n/m	(2)	n/m	(2)

Total risk	$9.4	$9.4	$12.9		$7.4		$8.7	$8.0	$9.8		$6.0

(1)	Aggregate VaR is less than the sum of the VaR of the different market risk types due to risk offsets resulting from portfolio diversification effect.

(2)	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

(1)	For additional information, see the “Non-GAAP measures” section.

CIBC Third Quarter 2006	19

Management of liquidity risk
Consistent with our liquidity risk mitigation strategies, we continue to source term funding in the wholesale markets from a variety of clients and geographic locations, borrowing across a range of maturities using a mix of funding instruments. Core personal deposits remain a prime source of dependable retail funding. As at July 31, 2006, Canadian dollar deposits from individuals totalled $72.6 billion (October 31, 2005: $69.6 billion).
     We also address potential liquidity risk exposure through the maintenance of segregated term-funded pools of unencumbered high-quality liquid assets. These assets may be sold or pledged to secure borrowings. The following table summarizes our liquid assets:

	2006	2005
$ billions, as at	Jul. 31	Oct. 31

Cash	$1.0	$0.9
Deposits with banks	10.6	11.0
Securities(1)	64.6	54.6
Securities borrowed or purchased under resale agreements	21.6	18.5

Total liquid assets	$97.8	$85.0

(1)	Includes investment securities with residual term to contractual maturity within one year and trading securities.
In the course of our regular business activities, certain assets are pledged as part of collateral management, including those necessary for day-to-day clearing and settlement of payments and securities. Pledged assets as at July 31, 2006 totalled $20.6 billion (October 31, 2005: $15.2 billion).
Management of capital resources
Regulatory capital
Regulatory capital is determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions, Canada (OSFI).
     Tier 1 and total capital ratios increased from October 31, 2005, primarily due to internal capital generation.

	2006		2005
$ millions, as at	Jul. 31		Oct. 31

Tier 1 capital	$11,193		$9,886
Total regulatory capital	16,358		14,771
Risk-weighted assets	117,032		116,277
Tier 1 capital ratio	9.6%		8.5%
Total capital ratio	14.0%		12.7%
Assets-to-capital multiple	17.7	x	18.4	x

Significant capital management activities
The following table summarizes our significant capital management activities:

	For the three	For the nine
	months ended	months ended
$ millions	July 31, 2006	July 31, 2006

Issue of subordinated indebtedness(1)	$—	$1,300
Redemption of subordinated indebtedness(2)(3)	—	500
Dividends
Preferred shares - classified as equity	33	99
Preferred shares - classified as liabilities	7	23
Common shares	234	690
Issue of common shares(4)	6	85

(1)	On March 28, 2006, we issued $1.3 billion principal amount of 4.55% subordinated indebtedness due March 28, 2016.

(2)	On January 31, 2006, in accordance with their terms, we redeemed our $250 million 7.40% Debentures (subordinated indebtedness) due January 31, 2011, for their outstanding principal amount of $250 million, plus unpaid interest accrued to the redemption date.

(3)	On April 25, 2006, in accordance with their terms, we redeemed our $250 million 8.15% Debentures (subordinated indebtedness) due April 25, 2011, for their outstanding principal amount of $250 million, plus unpaid interest accrued to the redemption date.

(4)	During the quarter, we issued 0.1 million common shares for $6 million (for the nine months ended July 31, 2006: 1.7 million common shares for $85 million), pursuant to stock option plans.
Subsequent to quarter-end, on August 25, 2006, we announced our intention to redeem all of our outstanding 7.00% Debentures (subordinated indebtedness) due October 23, 2011. In accordance with their terms, the Debentures will be redeemed at 100% of their outstanding principal amount of $250 million plus accrued interest to the redemption date. The redemption will occur on October 23, 2006.
Restrictions on the payment of dividends
Section 79 of the Bank Act (Canada) prohibits us from paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends declared by us in that year would exceed the aggregate of our net income up to that day in that year and our retained net income, as defined by OSFI, for the preceding two financial years.
     We have obtained the approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarters ended January 31, 2006, April 30, 2006 and July 31, 2006.
     Subsequent to the quarter-end, we obtained the approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarter ending October 31, 2006.
     As part of its periodic review of the Bank Act, the Department of Finance issued a discussion paper in June 2006 that, in part, proposes to repeal the requirement to obtain OSFI approval for the payment of dividends in the circumstances described above. The changes, if enacted, are expected to be effective prior to the end of the 2007 fiscal year.

20	CIBC Third Quarter 2006

Off-balance sheet arrangements and contractual obligations

Off-balance sheet arrangements
We enter into several types of off-balance sheet arrangements in the normal course of our business. These include transactions with VIEs, derivatives, credit-related arrangements and guarantees. Details on our off-balance sheet arrangements are provided on pages 81 to 83 of the 2005 Annual Accountability Report. For securitization transactions completed during the quarter and changes in VIEs, see Note 2 to the unaudited interim consolidated financial statements included within this report. There were no other significant changes to off-balance sheet arrangements during the quarter.
Contractual obligations
Details on our contractual obligations are provided on page 84 of the 2005 Annual Accountability Report. There were no significant changes to contractual obligations that were not in the ordinary course of our business.
Critical accounting policies and estimates

A summary of significant accounting policies is presented in Note 1 to the 2005 consolidated financial statements.
     Certain accounting policies of CIBC are critical to understanding the results of operations and financial condition of CIBC. These critical accounting policies require management to make certain judgments and estimates, some of which may relate to matters that are uncertain. For a description of the judgments and estimates involved in the application of critical accounting policies and assumptions made for pension and other benefit plans, see pages 85 to 89 of the 2005 Annual Accountability Report.
Future accounting changes

Leveraged leases
Prior to 2004, we engaged in various structured leasing investments in the U.S. that are accounted for in the consolidated financial statements as leveraged leases using guidance contained in Statement of Financial Accounting Standard (SFAS) 13, “Accounting for Leases,” and under the CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged leases.”
     In July 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) FAS 13- 2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends SFAS 13 and the CICA EIC 46 (as it allows adoption of SFAS 13). The FSP is effective for CIBC’s fiscal year beginning November 1, 2007 with earlier adoption permitted.
     The FSP requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the FSP would result in an after-tax non cash charge to opening retained earnings of between $65 million to $95 million. An amount approximating the non-cash charge would then be recognized into income over the remaining lease terms. CIBC is evaluating available implementation options, including consideration of early adoption as of November 1, 2006.
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective for CIBC beginning November 1, 2006.
     These standards provide guidance on the recognition, measurement and classification of financial assets, financial liabilities and non-financial derivatives. All financial assets, including derivatives, will be measured at fair value with the exception of loans, receivables and investments classified as held to maturity, which will be measured at amortized cost.
     The new standards also establish the accounting requirements for hedges. Any hedge ineffectiveness will now be recognized immediately in income.
     Accumulated other comprehensive income will be included on the consolidated balance sheet as a separate component of shareholders’ equity.
     The changes in carrying value of financial instruments as a result of adopting these new standards will be recognized in opening retained earnings and in accumulated other comprehensive income as at November 1, 2006. The transitional impact of these standards will depend on fair values of certain financial instrument positions at the time of adoption as well as on hedging strategies prior to adoption.
     For further details, see Note 8 to the unaudited interim consolidated financial statements included within this report.
Controls and procedures

Disclosure controls and procedures
CIBC’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2006, of CIBC’s disclosure controls and procedures (as defined in the rules of the SEC and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.
Changes in internal control over financial reporting
There have been no changes in CIBC’s internal control over financial reporting during the quarter ended July 31, 2006, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CIBC Third Quarter 2006	21

CIBC Interim Consolidated Financial Statements

CONSOLIDATED STATEMENT OF OPERATIONS

	For the three months ended			For the nine months ended
	2006	2006	2005	2006	2005
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Interest income
Loans	$2,206	$2,008	$1,925	$6,247	$5,691
Securities borrowed or purchased under resale agreements	402	366	327	1,101	812
Securities	707	640	538	1,967	1,611
Deposits with banks	115	98	91	300	241

	3,430	3,112	2,881	9,615	8,355

Interest expense
Deposits	1,591	1,444	1,141	4,363	3,158
Other liabilities	633	552	447	1,702	1,216
Subordinated indebtedness	78	72	59	222	173
Preferred share liabilities (Note 4)	7	8	15	23	43

	2,309	2,076	1,662	6,310	4,590

Net interest income	1,121	1,036	1,219	3,305	3,765

Non-interest income
Underwriting and advisory fees	140	141	157	465	580
Deposit and payment fees	201	187	203	583	597
Credit fees	74	58	88	216	246
Card fees	61	52	82	177	244
Investment management and custodial fees	111	110	95	327	293
Mutual fund fees	188	188	175	558	509
Insurance fees	89	56	62	214	196
Commissions on securities transactions	204	230	212	663	669
Trading revenue	275	307	348	844	635
Investment securities gains (losses), net	40	(11)	152	15	221
Income from securitized assets	124	135	100	387	248
Foreign exchange other than trading	70	104	64	238	191
Other	132	173	194	453	656

	1,709	1,730	1,932	5,140	5,285

Total revenue	2,830	2,766	3,151	8,445	9,050

Provision for credit losses (Note 1)	152	138	199	456	536

Non-interest expenses
Employee compensation and benefits	1,090	1,054	1,078	3,224	3,187
Occupancy costs	136	144	150	426	466
Computer and office equipment	278	274	294	825	858
Communications	74	75	76	224	244
Advertising and business development	53	54	58	154	191
Professional fees	35	41	90	120	244
Business and capital taxes	33	35	30	99	94
Other	188	148	3,074	508	3,499

	1,887	1,825	4,850	5,580	8,783

Income (loss) before income taxes and non-controlling interests	791	803	(1,898)	2,409	(269)
Income tax expense (benefit)	125	190	(106)	553	353

	666	613	(1,792)	1,856	(622)
Non-controlling interests	4	28	115	29	138

Net income (loss)	$662	$585	$(1,907)	$1,827	$(760)

Earnings (loss) per share (in dollars) (Note 6)
- Basic	$1.88	$1.65	$(5.77)	$5.16	$(2.50)
- Diluted	$1.86	$1.63	$(5.77)	$5.11	$(2.50)
Dividends per common share (in dollars)	$0.70	$0.68	$0.68	$2.06	$1.98

The accompanying notes are an integral part of these interim consolidated financial statements.

22	CIBC Third Quarter 2006

CONSOLIDATED BALANCE SHEET

	2006	2005
Unaudited, $ millions, as at	Jul. 31	Oct. 31

ASSETS
Cash and non-interest-bearing deposits with banks	$1,404	$1,310

Interest-bearing deposits with banks	10,125	10,542

Securities
Investment	21,396	14,342
Trading	60,238	53,422

	81,634	67,764

Securities borrowed or purchased under resale agreements	21,640	18,514

Loans
Residential mortgages	78,868	77,216
Personal	28,067	28,198
Credit card	7,018	6,655
Business and government	29,767	31,350
Allowance for credit losses (Note 1)	(1,580)	(1,636)

	142,140	141,783

Other
Derivative instruments market valuation	17,397	20,309
Customers’ liability under acceptances	7,084	5,119
Land, buildings and equipment	2,034	2,136
Goodwill	982	946
Other intangible assets	199	199
Other assets	10,351	11,748

	38,047	40,457

	$294,990	$280,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Personal	$76,418	$73,790
Business and government	110,431	108,409
Bank	13,166	10,535

	200,015	192,734

Other
Derivative instruments market valuation	17,245	20,128
Acceptances	7,084	5,119
Obligations related to securities sold short	14,136	14,883
Obligations related to securities lent or sold under repurchase agreements	24,892	14,325
Other liabilities	13,397	16,002

	76,754	70,457

Subordinated indebtedness (Note 3)	5,850	5,102

Preferred share liabilities (Note 4)	600	600

Non-controlling interests	13	746

Shareholders’ equity
Preferred shares (Note 4)	2,381	2,381
Common shares (Note 4)	3,013	2,952
Contributed surplus	67	58
Foreign currency translation adjustments	(415)	(327)
Retained earnings	6,712	5,667

	11,758	10,731

	$294,990	$280,370

The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2006	23

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	For the three months ended			For the nine months ended
	2006	2006	2005	2006	2005
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Preferred shares (Note 4)
Balance at beginning of period	$2,381	$2,381	$2,375	$2,381	$1,783
Issue of preferred shares	—	—	11	—	731
Conversion of preferred shares	—	—	(5)	—	(133)

Balance at end of period	$2,381	$2,381	$2,381	$2,381	$2,381

Common shares (Note 4)
Balance at beginning of period	$3,027	$2,987	$2,943	$2,952	$2,969
Issue of common shares	6	39	58	85	122
Purchase of common shares for cancellation	—	—	(54)	—	(140)
Treasury shares	(20)	1	(10)	(24)	(14)

Balance at end of period	$3,013	$3,027	$2,937	$3,013	$2,937

Contributed surplus
Balance at beginning of period	$53	$56	$58	$58	$59
Stock option expense	1	2	2	4	6
Stock options exercised	—	(5)	(2)	(8)	(7)
Net premium on treasury shares	13	—	—	13	—

Balance at end of period	$67	$53	$58	$67	$58

Foreign currency translation adjustments
Balance at beginning of period	$(466)	$(375)	$(296)	$(327)	$(376)
Foreign exchange gains (losses) from investment in subsidiaries and other items	182	(208)	(448)	(572)	56
Foreign exchange (losses) gains from hedging activities	(199)	161	616	708	(57)
Income tax benefit (expense)	68	(44)	(222)	(224)	27

Balance at end of period	$(415)	$(466)	$(350)	$(415)	$(350)

Retained earnings
Balance at beginning of period, as previously reported	$6,315	$5,987	$7,780	$5,667	$7,745
Adjustment for change in accounting policy	—	—	—	—	10 (1)

Balance at beginning of period, as restated	6,315	5,987	7,780	5,667	7,755
Net income (loss)	662	585	(1,907)	1,827	(760)
Dividends
Preferred	(33)	(33)	(36)	(99)	(92)
Common	(234)	(229)	(228)	(690)	(675)
Premium on purchase of common shares for cancellation	—	—	(409)	—	(1,035)
Other	2	5	—	7	7

Balance at end of period	$6,712	$6,315	$5,200	$6,712	$5,200

Shareholders’ equity at end of period	$11,758	$11,310	$10,226	$11,758	$10,226

(1)	Represents the effect of implementing the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline (AcG) 15, “Consolidation of Variable Interest Entities” on November 1, 2004.
The accompanying notes are an integral part of these interim consolidated financial statements.

24	CIBC Third Quarter 2006

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended			For the nine months ended
	2006	2006	2005	2006	2005
Unaudited, $ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Cash flows provided by (used in) operating activities
Net income (loss)	$662	$585	$(1,907)	$1,827	$(760)
Adjustments to reconcile net income (loss) to cash flows provided by (used in) operating activities:
Provision for credit losses	152	138	199	456	536
Amortization of buildings, furniture, equipment and leasehold improvements	50	51	51	155	160
Amortization of intangible assets	7	7	3	21	9
Stock-based compensation	(6)	6	15	15	18
Future income taxes	23	93	(238)	193	(107)
Investment securities (gains) losses	(40)	11	(152)	(15)	(221)
Gains on divestitures	—	—	—	—	(115)
Gains on disposal of land, buildings and equipment	—	(1)	(7)	(1)	(7)
Changes in operating assets and liabilities
Accrued interest receivable	(6)	(122)	57	(111)	66
Accrued interest payable	20	200	138	233	272
Amounts receivable on derivative contracts	1,191	790	213	2,912	2,174
Amounts payable on derivative contracts	(1,446)	(1,379)	597	(2,883)	(1,878)
Net change in trading securities	(1,496)	1,797	(1,181)	(6,816)	(6,542)
Current income taxes	24	220	78	297	26
Other, net	(1,025)	35	2,433	(2,880)	2,072

	(1,890)	2,431	299	(6,597)	(4,297)

Cash flows provided by (used in) financing activities
Deposits, net of withdrawals	6,512	(163)	659	7,281	6,566
Obligations related to securities sold short	(3,860)	2,785	(53)	(747)	3,957
Net obligations related to securities lent or sold under repurchase agreements	3,210	(2,277)	2,528	10,567	153
Issue of subordinated indebtedness	—	1,300	—	1,300	—
Redemption/repurchase of subordinated indebtedness	(20)	(250)	(41)	(520)	(41)
Issue of preferred shares, net of conversions	—	—	6	—	598
Issue of common shares	6	39	58	85	122
Purchase of common shares for cancellation	—	—	(463)	—	(1,175)
Treasury shares sold (purchased)	(20)	1	(10)	(24)	(14)
Dividends	(267)	(262)	(264)	(789)	(767)
Other, net	385	(295)	(259)	240	127

	5,946	878	2,161	17,393	9,526

Cash flows provided by (used in) investing activities
Interest-bearing deposits with banks	(297)	(765)	(1,553)	417	(1,547)
Loans, net of repayments	(5,466)	(2,301)	(5,386)	(7,412)	(10,941)
Proceeds from securitizations	2,705	1,868	2,339	6,599	7,013
Purchase of investment securities	(3,694)	(3,384)	(669)	(13,089)	(4,990)
Proceeds from sale of investment securities	1,218	1,241	1,689	3,741	5,429
Proceeds from maturity of investment securities	772	896	1,464	2,309	2,101
Net securities borrowed or purchased under resale agreements	82	(23)	(182)	(3,126)	(2,410)
Proceeds from divestitures	—	—	—	—	347
Net cash used in acquisition of subsidiary (1)	—	—	—	(75)	—
Purchase of land, buildings and equipment	(53)	—	(37)	(59)	(214)
Proceeds from disposal of land, buildings and equipment	—	7	22	7	24

	(4,733)	(2,461)	(2,313)	(10,688)	(5,188)

Effect of exchange rate changes on cash and non-interest-bearing deposits with banks	8	(10)	(9)	(14)	2

Net increase (decrease) in cash and non-interest-bearing deposits with banks during period	(669)	838	138	94	43
Cash and non-interest-bearing deposits with banks at beginning of period	2,073	1,235	1,279	1,310	1,374

Cash and non-interest-bearing deposits with banks at end of period	$1,404	$2,073	$1,417	$1,404	$1,417

Cash interest paid	$2,289	$1,876	$1,524	$6,077	$4,318
Cash income taxes paid (recovered)	$77	$(123)	$55	$62	$434

(1)	On November 1, 2005, CIBC purchased the remaining non-controlling interest in INTRIA Items Inc.
The accompanying notes are an integral part of these interim consolidated financial statements.

CIBC Third Quarter 2006	25

Notes To The Interim Consolidated Financial Statements (unaudited)
The interim consolidated financial statements of Canadian Imperial Bank of Commerce and its subsidiaries (CIBC) have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements follow the same accounting policies and their methods of application as CIBC’s consolidated financial statements for the year ended October 31, 2005. CIBC’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2005, as set out on pages 98 to 151 of the 2005 Annual Accountability Report. Certain prior period amounts have been reclassified to conform to the presentation adopted in the current period.
1. Allowance for credit losses

	July 31, 2006			April 30, 2006			July 31, 2005
$ millions,	Specific	General	Total	Specific	General	Total	Specific	General	Total
for the three months ended	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$654	$950	$1,604	$647	$975	$1,622	$709	$1,025	$1,734
Provision for (recovery of) credit losses	152	—	152	163	(25)	138	199	—	199
Write-offs	(198)	—	(198)	(208)	—	(208)	(229)	—	(229)
Recoveries	23	—	23	50	—	50	24	—	24
Foreign exchange and other adjustments	1	—	1	2	—	2	(13)	—	(13)

Balance at end of period	$632	$950	$1,582	$654	$950	$1,604	$690	$1,025	$1,715
							-
Comprised of:
Loans	$630	$950	$1,580	$652	$950	$1,602	$688	$1,025	$1,713
Letters of credit (1)	2	—	2	2	—	2	2	—	2
							-

	July 31, 2006			July 31, 2005
$ millions,	Specific	General	Total	Specific	General	Total
for the nine months ended	allowance	allowance	allowance	allowance	allowance	allowance

Balance at beginning of period	$663	$975	$1,638	$803	$1,025	$1,828
Provision for (recovery of) credit losses	481	(25)	456	536	—	536
Write-offs	(614)	—	(614)	(722)	—	(722)
Recoveries	96	—	96	91	—	91
Foreign exchange and other adjustments	6	—	6	(18)	—	(18)

Balance at end of period	$632	$950	$1,582	$690	$1,025	$1,715

Comprised of:
Loans	$630	$950	$1,580	$688	$1,025	$1,713
Letters of credit (1)	2	—	2	2	—	2

(1)	Allowance on letters of credit is included in other liabilities.
2. Securitizations and variable interest entities
Securitizations
Residential mortgages
We securitize insured fixed-rate and variable-rate residential mortgages through the creation of mortgage-backed securities through the Canada Mortgage Bond Program. Beginning in the second quarter of 2006, we also started securitizing uninsured fixed-rate mortgages through a third-party trust that issues securities. Upon sale of these assets, a net gain or loss is recognized in income from securitized assets. We retain responsibility for servicing the mortgages and recognize revenue as these services are provided. The following table summarizes our securitization and sales activity:

26	CIBC Third Quarter 2006

	For the three months ended			For the nine months ended
	2006	2006	2005	2006	2005
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Securitized	$3,377	$2,246	$1,914	$8,408	$6,685
Sold	2,328	1,768	2,052	5,861	6,201
Net cash proceeds	2,313	1,759	2,044	5,826	6,175
Retained interest (1)	36	27	44	94	140
Gain on sale, net of transaction costs	4	9	11	21	20

Retained interest assumptions:
Prepayment rate (annually)	11.0 - 39.0%	11.0 - 39.0%	12.0 - 39.0%	11.0 - 39.0%	12.0 - 39.0%
Discount rate	4.4 - 4.8%	4.1 - 4.6%	2.6 - 3.4%	3.5 - 4.8%	2.6 - 4.2%
Expected credit losses	0.0 - 0.1%	0.0 - 0.1%	n/a	0.0 - 0.1%	n/a

(1)	Reported in investment securities on the consolidated balance sheet.
n/a	not applicable as these mortgages are insured.
Commercial mortgages
During the quarter, we securitized commercial mortgages through a third-party trust that issues securities. Upon sale of these assets, a net gain was recognized in income from securitized assets. We retained no beneficial interest in these mortgages, but we retained responsibility for servicing the mortgages and recognize revenue as these services are provided. The following table summarizes our securitization and sales activity:

2006
$ millions, for the three and nine months ended	Jul. 31

Securitized	$380
Sold	380
Net cash proceeds	392
Gain on sale, net of transaction costs	7

Credit cards
We securitize credit card receivables through a trust that issues securities. We maintain the credit card client servicing responsibilities for the securitized credit card receivables and recognize revenue as these services are provided. The following table summarizes our securitization activity. There was no securitization activity during the quarter.

	For the three months ended		For the nine months ended
	2006	2005	2006	2005
$ millions	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Securitized and sold	$109	$295	$381	$838
Net cash proceeds	109	295	381	838
Retained interest (1)	9	38	32	85
Gain on sale, net of transaction costs	—	3	1	7

Retained interest assumptions:
Prepayment rate (monthly)	43.8%	43.6%	43.5 - 43.8%	43.6 - 44.3%
Discount rate	9.0%	9.0%	9.0%	9.0%
Expected credit losses	3.6%	3.7%	3.6%	3.7%

(1)	Reported in investment securities on the consolidated balance sheet.
Variable interest entities (VIEs)
As at July 31, 2006, assets consolidated under the CICA AcG-15 “Consolidation of Variable Interest Entities” totalled $0.1 billion (October 31, 2005: $2.1 billion).
The decrease was primarily due to the sale of mortgage assets in a consolidated VIE and the deconsolidation of certain other VIEs. During the quarter, a VIE was deconsolidated as of July 31, 2006.

CIBC Third Quarter 2006	27

3. Subordinated indebtedness
On January 31, 2006, in accordance with their terms, we redeemed our $250 million 7.40% Debentures (subordinated indebtedness) due January 31, 2011, for their outstanding principal amount of $250 million, plus unpaid interest accrued to the redemption date.
     On March 28, 2006, we issued $1.3 billion principal amount of 4.55% subordinated indebtedness due March 28, 2016.
     On April 25, 2006, in accordance with their terms, we redeemed our $250 million 8.15% Debentures (subordinated indebtedness) due April 25, 2011, for their outstanding principal amount of $250 million, plus unpaid interest accrued to the redemption date.
     Subsequent to quarter-end, on August 25, 2006, we announced our intention to redeem all of our outstanding 7.00% Debentures (subordinated indebtedness) due October 23, 2011. In accordance with their terms, the Debentures will be redeemed at 100% of their outstanding principal amount of $250 million plus accrued interest to the redemption date. The redemption will occur on October 23, 2006.
4. Preferred share liabilities and share capital
OUTSTANDING SHARES

	July 31, 2006			October 31, 2005
	Shares outstanding			Shares outstanding
As at	No. of shares	$ millions		No. of shares	$ millions

Class A Preferred Shares(1)

Classified as liabilities
Series 19	8,000,000	$200		8,000,000	$200
Series 23	16,000,000	400		16,000,000	400

Total		$600			$600

Classified as equity
Series 18	12,000,000	$300		12,000,000	$300
Series 24	16,000,000	400		16,000,000	400
Series 25	16,000,000	400		16,000,000	400
Series 26	10,000,000	250		10,000,000	250
Series 27	12,000,000	300		12,000,000	300
Series 28(2)	3,658	—	(3)	17,658	—	(3)
Series 29	13,232,342	331		13,232,342	331
Series 30	16,000,000	400		16,000,000	400

Total		$2,381			$2,381

Common shares(4)	335,332,042	$3,013		334,007,626	$2,952

Stock options outstanding	9,540,067			10,992,741

(1)	The rights and privileges of Class A Preferred Shares and the restrictions on payment of dividends are described in Note 14 to the 2005 consolidated financial statements.

(2)	On November 25, 2005, we announced our offer to repurchase for cancellation all outstanding Class A Series 28 Preferred Shares at a price of $10.00 per share. The offer will remain open for acceptance for a minimum period of one year and will expire on the earlier of June 17, 2009 or the date the offer is withdrawn by CIBC. During the quarter, we repurchased 2,000 shares under this offer (during the nine months ended July 31, 2006, we repurchased 14,000 shares under this offer). Subsequent to the quarter end, we repurchased 600 shares under this offer.

(3)	Due to rounding.

(4)	Net of treasury shares (July 31, 2006: 365,966, $24 million; October 31, 2005: 7,012, $0.3 million). Assets and liabilities in the form of CIBC common shares amounting to approximately $529 million as at July 31, 2006 (October 31, 2005: $312 million), held within certain compensation trusts, have been offset within treasury shares.
During the quarter, we issued 0.1 million common shares for $6 million (for the nine months ended July 31, 2006: 1.7 million common shares for $85 million), pursuant to stock option plans.
Restrictions on the payment of dividends
Section 79 of the Bank Act (Canada) prohibits us from paying a dividend in any financial year without the approval of the Office of the Superintendent of Financial Institutions, Canada (OSFI) if, on the day the dividend is declared, the total of all dividends declared by us in that year would exceed the aggregate of our net income up to that day in that year and our retained net income, as defined by OSFI, for the preceding two financial years.
     We have obtained the approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarters ended January 31, 2006, April 30, 2006 and July 31, 2006.
     Subsequent to the quarter-end, we obtained the approval of OSFI under section 79 to pay dividends on our common shares and Class A Preferred Shares for the quarter ending October 31, 2006.
     As part of its periodic review of the Bank Act, the Department of Finance issued a discussion paper in June 2006 that, in part, proposes to repeal the requirement to obtain OSFI approval for the payment of dividends in the circumstances described above. The changes, if enacted, are expected to be effective prior to the end of the 2007 fiscal year.

28	CIBC Third Quarter 2006

5. Employee future benefit expenses
Pension and other employee future benefit plan expenses are recorded as follows:

	For the three months ended			For the nine months ended
	2006	2006	2005	2006	2005
$ millions	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Defined benefit plan expense
Pension benefit plans	$58	$52	$48	$160	$125
Other benefit plans	12	18	19	49	50

	$70	$70	$67	$209	$175

Defined contribution plan expense
CIBC’s pension plans	$5	$4	$3	$12	$12
Government pension plans	18	22	19	61	63

	$23	$26	$22	$73	$75

6. Earnings (loss) per share

	For the three months ended			For the nine months ended
	2006	2006	2005	2006	2005
$ millions, except per share amounts	Jul. 31	Apr. 30	Jul. 31	Jul. 31	Jul. 31

Basic EPS

Net income (loss)	$662	$585	$(1,907)	$1,827	$(760)
Preferred share dividends	(33)	(33)	(36)	(99)	(92)

Net income (loss) applicable to common shares	$629	$552	$(1,943)	$1,728	$(852)

Weighted-average common shares outstanding (thousands)	335,513	335,147	336,486	335,004	341,079

Basic EPS	$1.88	$1.65	$(5.77)	$5.16	$(2.50)

Diluted EPS

Net income (loss) applicable to common shares	$629	$552	$(1,943)	$1,728	$(852)

Weighted-average common shares outstanding (thousands)	335,513	335,147	336,486	335,004	341,079
Add: stock options potentially exercisable(1) (thousands)	2,948	3,397	3,639	3,229	3,799

Weighted-average diluted common shares outstanding(2) (thousands)	338,461	338,544	340,125	338,233	344,878

Diluted EPS(3)	$1.86	$1.63	$(5.77)	$5.11	$(2.50)

(1)	Excludes average options outstanding of 14,815 with a weighted-average exercise price of $84.69; and average options outstanding of 10,151 with a weighted-average exercise price of $84.69 for the three months ended July 31, 2006 and April 30, 2006, respectively, as the options’ exercise prices were greater than the average market price of CIBC’s common shares.

(2)	Convertible preferred shares and preferred share liabilities have not been included in the calculation since we have the right to redeem them for cash prior to the conversion date.

(3)	In case of a loss, the effect of stock options potentially exercisable on diluted earnings (loss) per share will be anti-dilutive; therefore, basic and diluted earnings (loss) per share will be the same.
7. Segmented information
CIBC has two strategic business lines: CIBC Retail Markets and CIBC World Markets. These business lines are supported by five functional groups – Administration, Technology and Operations; Corporate Development; Finance; Legal and Regulatory Compliance; and Treasury and Risk Management. The activities of these functional groups are included within Corporate and Other, with their revenue, expenses and balance sheet resources generally being allocated to the business lines.
     During the first quarter of 2006, we merged the Administration and Technology and Operations functional groups and renamed it “Administration, Technology and Operations”. We also moved certain administrative functions from this group into a new “Legal and Regulatory Compliance” functional group.
     Prior period financial information has been reclassified to conform to the new basis of segment presentation adopted in the fourth quarter of 2005.

CIBC Third Quarter 2006	29

RESULTS BY BUSINESS LINE

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the three months ended		Markets	Markets	and Other	Total

Jul. 31, 2006	Net interest income	$1,110	$(52)	$63	$1,121
	Non-interest income	987	672	50	1,709
	Intersegment revenue(1)	(55)	57	(2)	—

	Total revenue	2,042	677	111	2,830
	Provision for (recovery of) credit losses	159	(7)	—	152
	Amortization(2)	19	5	33	57
	Other non-interest expenses	1,236	513	81	1,830

	Income (loss) before income taxes and non-controlling interests	628	166	(3)	791
	Income taxes	141	(25)	9	125
	Non-controlling interests	—	1	3	4

	Net income (loss)	$487	$190	$(15)	$662

	Average assets(3)	$187,209	$103,285	$901	$291,395

Apr. 30, 2006	Net interest income	$1,058	$(83)	$61	$1,036
	Non-interest income	959	636	135	1,730
	Intersegment revenue(1)	(53)	54	(1)	—

	Total revenue	1,964	607	195	2,766
	Provision for (recovery of) credit losses	180	(16)	(26)	138
	Amortization(2)	20	5	34	59
	Other non-interest expenses	1,206	500	60	1,766

	Income before income taxes and non-controlling interests	558	118	127	803
	Income taxes	126	7	57	190
	Non-controlling interests	—	1	27	28

	Net income	$432	$110	$43	$585

	Average assets(3)	$186,162	$101,663	$603	$288,428

Jul. 31, 2005	Net interest income	$1,119	$37	$63	$1,219
	Non-interest income	955	838	139	1,932
	Intersegment revenue(1)	(53)	54	(1)	—

	Total revenue	2,021	929	201	3,151
	Provision for credit losses	185	13	1	199
	Amortization(2)	20	6	27	53
	Other non-interest expenses	1,259	3,417	121	4,797

	Income (loss) before income taxes and non-controlling interests	557	(2,507)	52	(1,898)
	Income taxes	153	(260)	1	(106)
	Non-controlling interests	—	40	75	115

	Net income (loss)	$404	$(2,287)	$(24)	$(1,907)

	Average assets(3)	$186,876	$104,787	$473	$292,136

30	CIBC Third Quarter 2006

RESULTS BY BUSINESS LINE

		CIBC	CIBC
		Retail	World	Corporate	CIBC
$ millions, for the nine months ended		Markets	Markets	and Other	Total

Jul. 31, 2006	Net interest income	$3,292	$(159)	$172	$3,305
	Non-interest income	2,937	1,954	249	5,140
	Intersegment revenue(1)	(164)	168	(4)	—

	Total revenue	6,065	1,963	417	8,445
	Provision for (recovery of) credit losses	519	(38)	(25)	456
	Amortization(2)	61	16	99	176
	Other non-interest expenses	3,656	1,540	208	5,404

	Income before income taxes and non-controlling interests	1,829	445	135	2,409
	Income taxes	472	14	67	553
	Non-controlling interests	—	3	26	29

	Net income	$1,357	$428	$42	$1,827

	Average assets(3)	$185,971	$101,814	$716	$288,501

Jul. 31, 2005	Net interest income	$3,314	$273	$178	$3,765
	Non-interest income	2,949	1,982	354	5,285
	Intersegment revenue(1)	(163)	165	(2)	—

	Total revenue	6,100	2,420	530	9,050
	Provision for (recovery of) credit losses	548	(13)	1	536
	Amortization(2)	67	18	84	169
	Other non-interest expenses	3,739	4,541	334	8,614

	Income (loss) before income taxes and non-controlling interests	1,746	(2,126)	111	(269)
	Income taxes	523	(192)	22	353
	Non-controlling interests	—	65	73	138

	Net income (loss)	$1,223	$(1,999)	$16	$(760)

	Average assets(3)	$185,491	$103,416	$519	$289,426

(1)	Intersegment revenue represents internal sales commissions and revenue allocations under the Manufacturer / Customer Segment / Distributor Management Model.

(2)	Includes amortization of buildings, furniture, equipment, leasehold improvements and finite-lived other intangible assets.

(3)	Assets are disclosed on an average basis as this measure is most relevant to a financial institution and is the measure reviewed by management. Average assets of Juniper (sold on December 1, 2004), CIBC Mellon joint ventures, Oppenheimer Holdings Inc. debentures (substantially sold on July 31, 2006) and other average assets not directly attributable to specific business lines are not allocated to the business lines.
8. Future accounting changes
Leveraged leases
In July 2006, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP) FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction,” which amends Statement of Financial Accounting Standard (SFAS) 13, “Accounting for Leases,” and the CICA Emerging Issues Committee Abstract (EIC) 46, “Leveraged Leases” (as it allows adoption of SFAS 13). The FSP is effective for CIBC’s fiscal year beginning November 1, 2007, with earlier adoption permitted.
     The FSP requires that a change in the estimated timing of the cash flows relating to income taxes results in a recalculation of the timing of income recognition from the leveraged lease. We currently estimate that adopting the FSP would result in an after-tax non cash charge to opening retained earnings of between $65 million to $95 million. An amount approximating the non-cash charge would then be recognized into income over the remaining lease terms. CIBC is evaluating available implementation options, including consideration of early adoption as of November 1, 2006.
Financial instruments
In January 2005, the CICA issued new accounting standards comprising handbook sections 3855 “Financial Instruments – Recognition and Measurement,” 3865 “Hedges,” 1530 “Comprehensive Income,” and 3251 “Equity,” which will become effective for CIBC beginning November 1, 2006. The standards will increase harmonization with U.S. and international accounting standards.
     The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value, with the exception of loans,

CIBC Third Quarter 2006	31

receivables, and investments classified as held-to-maturity, which will be measured at amortized cost.
     Changes in the fair value of trading securities will continue to be reported in earnings, while changes in the fair value of available for sale securities will be reported within other comprehensive income, until the financial asset is disposed of, or becomes impaired.
     Similarly, the standards require that all financial liabilities be measured at fair value when they are held for trading or are derivatives. Other financial liabilities should be measured at amortized cost.
     The standards permit an entity to designate certain financial instruments, on initial recognition, as instruments that it will measure at fair value, with gains and losses recognized in net income in the period in which they arise.
     Derivatives will be classified as trading, unless they are specifically designated within an effective hedge relationship. Where a derivative instrument is designated as a hedge and meets the criteria for hedge effectiveness, earnings offset is available, but only to the extent that the hedge is effective. Any ineffectiveness in a hedge relationship will be recognized in current earnings. The standards permit three types of hedge relationships: fair value hedges, cash flow hedges, and hedges of net investments in self-sustaining foreign operations. For fair value hedges, changes in the fair value of the derivative are charged through income, together with the effective portion of the change in the fair value of the underlying asset, liability or firm commitment, attributed to the risk being hedged. For cash flow hedges, and hedges of net investments in self-sustaining foreign operations, the effective portion of changes in fair value of derivative instruments is offset through other comprehensive income, until the variability in cash flows being hedged is recognized in earnings in future accounting periods or upon derecognition of the net investment.
     Accumulated other comprehensive income will be included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax), and will include net unrealized gains on available for sale securities, net unrealized gains on derivative instruments designated within an effective cash flow hedge, and unrealized foreign currency translation gains and losses on self-sustaining foreign operations net of the unrealized gains or losses on derivatives within an effective net investment hedge of these foreign operations.
     The transitional impact of these standards will depend on fair values of certain financial instrument positions as at November 1, 2006 as well as on hedging strategies prior to adoption.
9. Proposed acquisition
On June 29, 2006, we announced the signing of a definitive agreement with Barclays Bank PLC (Barclays) for the acquisition of 90% to 100% of its ownership interest in FirstCaribbean International Bank (FirstCaribbean). Barclays currently owns 43.7% of FirstCaribbean. The transaction, which is conditional upon regulatory approvals, is expected to close by the end of calendar year 2006. Pursuant to the definitive agreement, we will initially acquire 90% of Barclays’ interest in FirstCaribbean for US$1.62 per FirstCaribbean common share. Promptly thereafter, we are required to initiate a tender offer for Barclays’ remaining interest and the 12.6% interest held by minority shareholders at the same price. We will also pay an additional sum to Barclays, as well as the other shareholders who tender their shares to this offer, to reflect dividends in respect of their period of ownership prior to closing.
     If we acquire 100% of the Barclays’ stake and none of the other minority shareholders tenders their shares, the total consideration will be approximately US$1.08 billion and, upon completion of the transaction, we will own approximately 87.4% of the common shares of FirstCaribbean. Under the definitive agreement, we have the option of paying for the FirstCaribbean common shares in cash, CIBC common shares, or a combination of cash and CIBC common shares, the relative proportions of which we will determine before the completion of the transaction.
     We currently own 43.7% of FirstCaribbean, which we account for under the equity method of accounting. The results of FirstCaribbean will be consolidated in our financial statements from the closing date of the transaction.

32	CIBC Third Quarter 2006

TO REACH US:
Corporate Secretary: Shareholders may call 416-980-3096, fax 416-980-7012, or e-mail: michelle.caturay@cibc.com
Investor Relations: Financial analysts, portfolio managers and other investors requiring financial information may call 416-980-8691, fax 416-980-5028, or e-mail: rachel.gauci@cibc.com
Communications and Public Affairs: Financial, business and trade media may call 416-980-4111, fax 416-363-5347, or e-mail: marylou.frazer@cibc.com
CIBC Telephone Banking: As part of our commitment to our customers, information about CIBC products and services is available by calling 1-800-465-2422 toll free across Canada.
Online Investor Presentations: Supplementary financial information and a presentation to investors and analysts are available at www.cibc.com; About CIBC.
Earnings Conference Call: CIBC’s third quarter conference call with analysts and investors will take place on August 31, 2006 at 3:30 p.m. (EDT). The call will be available in English (416-340-2216 in Toronto, or toll-free 1-866-898-9626 throughout the rest of North America) and French (514-868-1042 in Montreal, or toll-free 1-866-542-4237). A telephone replay of the conference call will be available in English and French until midnight (EDT) September 14, 2006. To access the replay in English, call 416-695-5800 or 1-800-408-3053, passcode 3185449#. To access the call in French, call 514-861-2272 or 1-800-408-3053, passcode 3185471#.
Audio Webcast: A live audio webcast of CIBC’s third quarter results conference call will take place on Thursday, August 31, 2006 at 3:30 p.m. (EDT) in English and French. To access the audio webcast, go to www.cibc.com; About CIBC. An archived version of the audio webcast will also be available in English and French following the call on www.cibc.com; About CIBC.
Nothing in CIBC’s website www.cibc.com should be considered incorporated herein by reference.
DIRECT DIVIDEND DEPOSIT SERVICE
Canadian-resident holders of common shares may have their dividends deposited directly into their account at any financial institution which is a member of the Canadian Payments Association. To arrange, please write to CIBC Mellon Trust Company, P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario M5C 2W9, or e-mail: inquiries@cibcmellon.com
SHAREHOLDER INVESTMENT PLAN
Registered holders of CIBC common shares wishing to acquire additional common shares may participate in the shareholder investment plan and pay no brokerage commissions or service charges.
For a copy of the offering circular, contact CIBC Mellon Trust at 416-643-5500, or toll free at 1-800-387-0825, or fax 416-643-5501.
PRICE OF COMMON SHARES
UNDER THE PURCHASED
SHAREHOLDER INVESTMENT PLAN

	Share	Dividend
Dates	purchase	reinvestment & stock
purchased	option	dividend options

May 1/06	$82.86
Jun. 1/06	$78.99
Jul. 4/06	$75.05
Jul. 28/06		$78.62

Canadian Imperial Bank of Commerce
Head Office: Commerce Court, Toronto, Ontario, Canada M5L 1A2 (416) 980-2211
www.cibc.com